AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TYLER TECHNOLOGIES, INC.,

TMP SUBSIDIARY, INC.,

MP HOLDINGS PARENT, INC.,

AND

THE REPRESENTATIVE IDENTIFIED HEREIN

DATED AS OF JANUARY 31, 2019

i

3.15	Personal Property	28
3.16	Intellectual Property	28
3.17	Employee Benefit Plans	30
3.18	Labor	33
3.19	Privacy; Business Systems; and Data Security	34
3.20	Security Clearance	34
3.21	Transactions With Related Parties	35
3.22	Insurance	35
3.23	Corporate Records	35
3.24	Financial Advisors	35
3.25	LIMITATIONS OF REPRESENTATIONS AND WARRANTIES	35
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		36
4.1	Organization and Power	36
4.2	Authorization of Agreement	37
4.3	Conflicts; Consents of Third Parties	37
4.4	Legal Proceedings	37
4.5	Financial Capability	38
4.6	Solvency	38
4.7	Investment	38
4.8	Financial Advisors	38
4.9	No Other Representations and Warranties; No Reliance; Parent and Merger Sub Investigation	38
ARTICLE V COVENANTS		39
5.1	Conduct of Business	39
5.2	Access to Information	41
5.3	Exclusivity	42
5.4	Efforts; Regulatory Filings and Consents.	42
5.5	Notification of Certain Matters	45
5.6	Confidentiality	45
5.7	Preservation of Records	45
5.8	Publicity	46
5.9	Director and Officer Liability; Indemnification	46
5.10	Stockholder Approval	47
5.11	Restrictive Covenants Agreements	47
5.12	Employees.	47
5.13	Corporate Records.	48
ARTICLE VI CONDITIONS TO CLOSING		48
6.1	Conditions to the Obligations of the Company, Parent and Merger Sub	48
6.2	Other Conditions to the Obligations of Parent and Merger Sub	48
6.3	Other Conditions to the Obligations of the Company	49
6.4	Frustration of Closing Conditions	50

ARTICLE VII TERMINATION		50
7.1	Termination	50
7.2	Effect of Termination	52
ARTICLE VIII TAX MATTERS		52
8.1	Intended Tax Treatment	52
8.2	Cooperation and Exchange of Information	52
8.3	Tax Returns.	53
8.4	Straddle Period Taxes	54
8.5	Contests	55
8.6	338(g) Elections	55
8.7	Other Tax Matters	55
8.8	Transfer Taxes	55
8.9	Tax Refunds	55
8.10	Tax Indemnification	56
8.11	Tax Treatment of Indemnification Payments	56
8.12	Survival	56
8.13	Overlap	56
ARTICLE IX INDEMNIFICATION		57
9.1	Survival of Representations and Covenants	57
9.2	General Indemnification	57
9.3	Notice of Claims; Third Party Claims	58
9.4	Limitation on Indemnification Obligations	60
9.5	Manner of Payment	61
9.6	Representative	62
9.7	Exclusive Remedy	62
ARTICLE X MISCELLANEOUS		63
10.1	Expenses	63
10.2	GOVERNING LAW	63
10.3	SUBMISSION TO JURISDICTION; WAIVERS	63
10.4	Recovery of Costs and Attorneys’ Fees	64
10.5	Further Assurances	64
10.6	Entire Agreement	64
10.7	Amendments and Waivers	64
10.8	Notices	65
10.9	Severability	66
10.10	Specific Performance	66
10.11	No Third-Party Beneficiaries; No Recourse Against Affiliates	67
10.12	Assignment	67
10.13	Authorization of Representative	67
10.14	Attorney Conflict Waiver	70
10.15	Limitation on Damages	70
10.16	Counterparts	70
ARTICLE XI DEFINITIONS AND INTERPRETATIONS		71

11.1	Certain Definitions	71
11.2	Certain Interpretive Matters	84

Exhibits

Exhibit A	Surviving Company Certificate of Incorporation
Exhibit B    Sample Working Capital and Agreed Principles
Exhibit C    Pro Rata Share
Exhibit D    Net EBITDA Example

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 31, 2019, by and among (i) Tyler Technologies, Inc., a Delaware corporation (“Parent”), (ii) TMP Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (iii) MP Holdings Parent, Inc., a Delaware corporation (the “Company”), and (iv) Arlington Capital Partners II, L.P., a Delaware limited partnership, solely in its capacity as representative for the Sellers (the “Representative”). Parent, Merger Sub, the Company and, as applicable, the Representative are sometimes referred to in this Agreement as a “Party” and collectively as the “Parties.” Capitalized terms that are used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in ARTICLE XI.
W I T N E S E T H:
WHEREAS, the Parties intend to effectuate a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger (the “Surviving Company”);
WHEREAS, the boards of directors of the Company, Parent and Merger Sub have, upon the terms and subject to the conditions set forth herein, (i) unanimously approved this Agreement, the Merger and the other transactions contemplated hereby and (ii) declared that this Agreement, the Merger and the other transactions contemplated hereby are advisable on the terms and conditions set forth herein;
WHEREAS, the board of directors of the Company has recommended that the stockholders of the Company adopt and approve this Agreement and the transactions contemplated hereby;
WHEREAS, concurrently with the execution of this Agreement, (i) in accordance with Section 2.1 of the Company Stockholder Agreement, the Majority ACP Holders (as defined in the Company Stockholder Agreement) have approved this Agreement and the transactions contemplated hereby, including the Merger, and, (ii) in accordance with the DGCL, the stockholders of the Company holding a majority of the outstanding shares of capital stock of the Company representing the Requisite Stockholder Approval have approved this Agreement and the transactions contemplated hereby, including the Merger, by written consent; and
WHEREAS, Parent, as the sole stockholder of Merger Sub, has adopted and approved this Agreement and the transactions contemplated hereby in accordance with the DGCL.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
EFFECTS OF THE MERGER; MERGER CONSIDERATION
1.1    Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and as a wholly owned Subsidiary of Parent.
1.2    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time by virtue of the Merger and without any action on the part of Merger Sub or the Company, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
1.3    Certificate of Incorporation; Bylaws. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, (a) the certificate of incorporation of the Surviving Company shall be amended and restated in the form of Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the bylaws of the Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Company or as provided by applicable Law; provided that, in each case, the name of the corporation set forth therein shall be changed to MicroPact Holdings, Inc.
1.4    Officers of the Surviving Company. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
1.5    Common Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or Parent, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall each be converted into and exchanged for one (1) share of common stock of the Surviving Company.
1.6    Effect on Company Capital Stock. At the Effective Time, upon the terms and subject to the conditions of this Agreement, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the Sellers, as the case may be:
(a)    Preferred Stock. At the Effective Time, no share of Preferred Stock shall be issued and outstanding, requiring no action by virtue of the Merger.
(b)    Common Stock. Each share of Common Stock, including, subject to Section 1.7, Vested Restricted Stock but excluding Unvested Restricted Stock, that is issued and outstanding immediately prior to the Effective Time shall be canceled, extinguished and automatically converted into the right to receive an amount of cash (without interest) equal to the Per Share Merger Consideration (as reduced at the Closing by the Per Share Portion of each of the Holdback Amounts and the Representative Expense Fund Amount consistent with Section 1.9(a), and subject to adjustment as provided in Section 1.10(e)) in cash, payable in accordance with and subject to the conditions provided in this ARTICLE I.
(c)    Treasury Stock. Each share of treasury stock of the Company, if any, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be paid or delivered in exchange therefor.
(d)    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including this Section 1.6, shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock cancelled in accordance with Section 1.6(c)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares of Common Stock in accordance with Section 262 of the DGCL (such shares of Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder's appraisal rights under the DGCL with respect to such shares of Common Stock) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws, or loses such holder's right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 1.6(b), without interest thereon. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have, at Parent’s sole cost and expense, the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.
1.7    Employee Loans; Treatment of Unvested Restricted Stock.
(a)    To the extent that the purchase price for any shares of the Vested Restricted Stock payable under the applicable Restricted Stock Award Agreement was paid by a promissory note or other form of a loan or advance by the Company or its predecessor and any amounts payable pursuant to such note, loan or advance remain unpaid and outstanding as of the Closing, the amounts payable to the respective Seller by Parent pursuant to Section 1.6(b) shall be reduced by the applicable amounts so owed by such Seller in order to satisfy such obligations in full (the aggregate of the unpaid amounts as of the Closing of all Sellers pursuant to such notes, loans or advances, the “Seller Loans Balance”).

(b)    At the Effective Time, each share of Unvested Restricted Stock issued and outstanding immediately prior to the Effective Time, if any, shall be canceled and extinguished. Holders of Unvested Restricted Stock will be entitled to receive an Unvested Restricted Stock Refund Payment to the extent required by such holder’s Restricted Stock Award Agreement(s).
1.8    Merger Consideration. The aggregate consideration in respect of all shares of Common Stock and Vested Restricted Stock shall be an amount equal to (a) One Hundred and Eighty-Five Million Dollars ($185,000,000), plus (b) the amount, if any, by which the Working Capital exceeds the Working Capital Target, minus (c) the amount, if any, by which the Working Capital Target exceeds the Working Capital, minus (d) Transaction Expenses, plus (e) the Seller Loans Balance (such resulting amount pursuant to clauses (a)-(e), and as such amount may be adjusted pursuant to the provisions of Section 1.10, the “Merger Consideration”). The Merger Consideration shall be allocated among the Sellers as specified in the Pre-Closing Statement delivered pursuant to Section 1.10. The Parties acknowledge and agree that neither Parent, Merger Sub nor the Surviving Company shall have any liability to any Person relating to, or obligation to verify, the allocation of the Merger Consideration among the Sellers as set forth in the Pre-Closing Statement (including with respect to the determination of the Per Share Merger Consideration and the Per Share Portion), and upon payment of the amounts set forth in this Section 1.8 in accordance with the Pre-Closing Statement, Parent and Merger Sub will have satisfied all of their respective obligations under this Agreement with respect thereto, subject to any adjustments to the Merger Consideration pursuant to Section 1.10.
1.9    Closing Payments. At the Closing, Parent shall make or cause to be made, by wire transfer of immediately available funds, the following payments (each such payment, a “Closing Payment”):
(a)    payment to the account designated by American Stock Transfer & Trust Company, LLC, appointed by Parent to act as its paying agent in the Merger (the “Paying Agent”) of a cash amount equal to the aggregate amount of the Estimated Closing Consideration payable to the Sellers accordance with Section 1.6(b) and as set forth in the Pre-Closing Statement to be distributed by the Paying Agent to the Sellers in accordance with this ARTICLE I; provided, that if any Seller has not delivered to Parent a duly executed and completed Letter of Transmittal and Surrendered Certificate(s) prior to the Closing Date, the amount allocated with respect to such Seller will be paid to the Paying Agent on behalf of such Seller (and distributed thereto upon delivery of such executed and completed Letter of Transmittal and Surrendered Certificate(s)). The term “Estimated Closing Consideration” means the Estimated Merger Consideration less (i) the Holdback Amounts and less (ii) the Representative Expense Fund Amount.
(b)    payment to the Representative of a cash amount equal to Five Hundred Thousand Dollars ($500,000) (such amount, the “Representative Expense Fund Amount”) to a bank account designated in writing by the Representative; and

(c)    payment on behalf of the Group Companies, to the payees thereof, of an aggregate cash amount equal to the amount of all Closing Date Indebtedness of the type identified in item (i) of the definition of “Indebtedness” and all Transaction Expenses (other than the Unvested Restricted Stock Refund Payments, which shall instead be paid by Parent to the account designated by the Company for further distribution to the holders of Unvested Restricted Stock entitled thereto in accordance with Section 1.7(b)).
Each of the Closing Payments shall be made in the amounts and as set forth in the Pre-Closing Statement delivered pursuant to Section 1.10.
1.10    Adjustment of the Merger Consideration.
(a)    Pre-Closing Statement. No later than three (3) Business Days prior to the Closing Date (or at such earlier time as may reasonably be practicable), the Company shall deliver to Parent a statement (the “Pre-Closing Statement”) including or setting forth the following:
(i)    a good faith estimate of the Closing Balance Sheet;
(ii)    a calculation of estimated Working Capital;
(iii)    the amounts of the Closing Date Indebtedness and the holders thereof;
(iv)    the amounts of the Transaction Expenses and the payees thereof, including the Unvested Restricted Stock Refund Payments, including wiring instructions with respect to each payee of Transaction Expenses;
(v)    the Company’s good faith estimate of the Merger Consideration as of the Adjustment Time (the “Estimated Merger Consideration”); and
(vi)    the allocation of the Estimated Closing Consideration among Sellers.
The Pre-Closing Statement shall include reasonably detailed calculations with respect to each component of the Estimated Merger Consideration. As applicable, the Pre-Closing Statement shall be prepared in a manner consistent with the definitions of the terms Working Capital, Transaction Expenses and the Accounting Rules and practices referred to therein, including the definitions of any defined terms used in such definitions and including as reflected on Exhibit B).
(b)    Final Merger Consideration Adjustment. The Merger Consideration shall be adjusted following the Closing based on the difference between the Final Closing Date Merger Consideration (as determined in accordance with this Section 1.10) and the Estimated Merger Consideration, if any, and payment shall be made in respect of any such post-Closing adjustment as set forth in Section 1.10(e).
(c)    Closing Statement. No later than ninety (90) days after the Closing Date, Parent shall cause to be prepared in good faith and delivered to the Representative a statement (the “Closing Statement”), including an unaudited consolidated balance sheet of the Company as of the Adjustment Time (the “Closing Balance Sheet”) and setting forth Parent’s calculation of the Merger

Consideration as of the Adjustment Time (“Closing Date Merger Consideration”). The Closing Statement shall be prepared in a manner consistent with the definitions of the terms Working Capital, Transaction Expenses and the Accounting Rules and practices referred to therein (including as reflected on Exhibit B). The Closing Statement shall entirely disregard (i) any and all effects on the assets or liabilities of the Group Companies as a result of the Transaction or of any financing or refinancing arrangements entered into at any time by Parent or its Affiliates or any other transaction entered into by Parent or its Affiliates in connection with the consummation of the Transaction and (ii) any of the plans, transactions, or changes which Parent intends to initiate or make or cause to be initiated or made after the Closing with respect to any Group Company or their respective businesses or assets, or any facts or circumstances that are unique or particular to Parent or its Affiliates or any of their assets or liabilities. For the avoidance of doubt, unless the Representative otherwise agrees in writing, Parent may not amend, adjust, supplement or modify the Closing Statement or the amount of Closing Date Merger Consideration following its delivery to the Representative. If Parent fails to deliver the Closing Statement within such ninety (90)-day period, then in addition to any other rights the Representative may have under this Agreement, the Representative shall have the right to elect that the Estimated Merger Consideration be deemed to be the amount of the Closing Date Merger Consideration and be final and binding and used for purposes of calculating the adjustment pursuant to Section 1.10(e). The Parties acknowledge that no adjustments may be made to the Working Capital Target.
(d)    Disputes.
(i)    The Representative shall have thirty (30) days after receipt of the Closing Statement to review the Closing Statement; provided that if Parent does not promptly provide access or other information specified in Section 1.10(f) (and in any event within five (5) Business Days of any request by the Representative), then the Representative shall have thirty (30) days plus the number of days between the date of the Representative’s request for such access or information and the date Parent grants or provides such access or information. If the Representative disagrees with Parent’s calculation of the Closing Date Merger Consideration as set forth in the Closing Statement, the Representative may, within such period, deliver a written notice to Parent (a “Dispute Notice”) disagreeing with such calculation and, to the extent reasonably able to so specify, setting forth the Representative’s basis for such disagreement (the “Disputed Items”). If the Representative fails to deliver a Dispute Notice during such period, the Representative shall have waived its rights to contest the Closing Statement and the calculations of the Closing Date Merger Consideration set forth therein shall be deemed to be final and binding upon the Parties, and such amount shall be used as the Final Closing Date Merger Consideration for purposes of calculating the adjustment pursuant to Section 1.10(e).
(ii)    If a Dispute Notice is duly delivered pursuant to Section 1.10(d)(i), the Representative and Parent shall, during the thirty (30) days following such delivery, attempt to reach an agreement on all or a portion of the Disputed Items. If Parent and the Representative reach an agreement on any Disputed Item during such period, the resolution of such Disputed Items shall be in writing and shall be final and binding upon the Parties. If, during such thirty (30)-day period, the Representative and Parent are unable to reach an agreement on all of the Disputed Items, then all Disputed Items remaining in dispute following such thirty (30)-day period shall be submitted by the Representative and Parent to the Accounting Referee (the “Referred Disputed Items”) as promptly as reasonably practicable for a determination resolving such Referred Disputed Items (it being agreed and understood that the Accounting Referee shall act as an arbitrator to determine the Referred Disputed Items (and, as a result thereof, the Closing Date Merger Consideration) and shall do so based solely on presentations and information provided by Parent and the Representative, as further specified below, and not by independent review). In conducting its review, the decision of the Accounting Referee shall be solely based on (A) the definitions and other applicable provisions of this Agreement, (B) a single presentation by each of the Representative and Parent limited to the Referred Disputed Items (which presentations the Accounting Referee shall be instructed to forward to Parent and the Representative, as applicable) and (C) one (1) written response submitted to the Accounting Referee by each of the Representative and Parent within ten (10) Business Days after receipt of each such presentation (which responses the Accounting Referee shall be instructed to forward to Parent and the Representative, as applicable), and not on independent review. The scope of the disputes to be resolved by the Accounting Referee shall be limited to resolving the Referred Disputed Items, and, in connection therewith, fixing mathematical errors and determining whether the Referred Disputed Items were determined in accordance with this Agreement (including the definition of the terms Working Capital, Transaction Expenses and the Accounting Rules) and the Accounting Referee is not to make any other determination. The Accounting Referee shall deliver to the Representative and Parent, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth its calculations of the Closing Date Merger Consideration based solely upon (x) the Accounting Referee’s final determination of the Referred Disputed Items and (y) the items which were finally determined pursuant to Sections 1.10(d)(i) and 1.10(d)(ii) and not submitted to the Accounting Referee for resolution, which such Closing Date Merger Consideration amount shall not be less than the applicable amount thereof shown in Parent’s calculation delivered pursuant to Section 1.10(c) nor more than the amount thereof shown in the Representative’s calculation delivered pursuant to Section 1.10(d)(i). Such report shall be final and binding upon the Parties, absent manifest error, and shall be used for purposes of calculating the adjustment pursuant to Section 1.10(b). Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section 1.10(d) shall be the exclusive mechanism for resolving disputes regarding the Merger Consideration adjustment. Judgment may be entered upon the determination of the Accounting Referee in any court having jurisdiction over the Party against which such determination is to be enforced. The fees, costs and expenses of the Accounting Referee shall be borne by the Parties in proportion to the relative amount each Party’s determination has been modified, with any amount borne by the Representative to be paid out of the Representative Expense Fund Amount. For example, if the Representative challenges the calculation of the Closing Date Merger Consideration by an amount of $100,000, but the Accounting Referee determines that the Representative has a valid claim for only $60,000, the Representative (on behalf of the Sellers) shall bear 40% of the fees and expenses of the Accounting Referee and Parent shall bear the other 60% of such fees and expenses of the Accounting Referee. The Representative and Parent shall, and Parent shall cause the Group Companies, and each of its and their representatives to, reasonably cooperate and assist in any review by the Accounting Referee of the Closing Statement and the calculations of the Closing Date Merger Consideration.
(e)    Final Closing Date Merger Consideration. Following the time that the Closing Date Merger Consideration is finally determined pursuant to this Section 1.10 (such finally determined amount, the “Final Closing Date Merger Consideration”), payment shall be made as follows:
(i)    If the Final Closing Date Merger Consideration is greater than or equal to the Estimated Merger Consideration (the amount of such excess, the “Increase Amount”), then within five (5) Business Days after the Final Closing Date Merger Consideration is finally determined pursuant to this Section 1.10, (A) Parent shall pay by wire transfer of immediately available funds an amount equal to the Increase Amount to the Paying Agent (for further distribution to the Sellers who delivered to Parent a duly completed and executed Letter of Transmittal and Surrendered Certificate(s) prior to such time), and (B) Parent shall disburse the Adjustment Holdback Amount to the Paying Agent (for further distribution to the Sellers who delivered to Parent a duly completed and executed Letter of Transmittal and Surrendered Certificate(s) prior to such time).
(ii)    If the Final Closing Date Merger Consideration is less than the Estimated Merger Consideration, then within five (5) Business Days after the Final Closing Date Merger Consideration is finally determined pursuant to this Section 1.10, (A) the Adjustment Holdback Amount shall be deemed automatically reduced by the full amount of such deficiency (for purposes of clarity, the absolute amount of such deficiency will be subtracted from the Adjustment Holdback Amount thereby resulting in a reduction of the Adjustment Holdback Amount) (it being understood that, notwithstanding anything to the contrary contained herein, the Adjustment Holdback Amount shall be the sole source of recovery for any payment required to be made to Parent pursuant to this Section 1.10(e)(ii)), and (B) Parent shall disburse in accordance with Section 1.11 to the Paying Agent (for further distribution to the Sellers who delivered to Parent a duly completed and executed Letter of Transmittal and Surrendered Certificate(s) prior to such time) the balance of the Adjustment Holdback Amount, if any, remaining after the reduction of the Adjustment Holdback Amount pursuant to the preceding clause (A).
(iii)    Notwithstanding anything to the contrary in this Section 1.10(e), if, at the time that Parent is required to make any payments to the Paying Agent (on behalf of the Sellers) pursuant to this Section 1.10(e), any Seller has not delivered Parent a duly completed and executed Letter of Transmittal and Surrendered Certificate(s) prior to such time, then the amount allocated with respect to such Seller will be paid to the Paying Agent on behalf of such Seller (and distributed thereto upon delivery of such executed and completed Letter of Transmittal and Surrendered Certificate(s)).
Upon payment of the amounts provided in this Section 1.10(e) in accordance herewith, none of the Parties may make or assert any claim under this Section 1.10.

(f)    Cooperation. During the period of time from and after the Closing Date through the final determination and payment of the Final Closing Date Merger Consideration in accordance with this Section 1.10, Parent shall afford, and shall cause the Group Companies to afford, to the Representative and any accountants, counsel or financial or other advisers retained by the Representative in connection with the review of the Closing Date Merger Consideration, and afford to the Accounting Referee in connection with any review by it in accordance with Section 1.10(d)(ii), direct access during normal business hours upon reasonable advance notice to all the books, properties, records, contracts, documents, information, personnel and representatives of the Group Companies and their accountants (including the work papers of the Surviving Company’s accountants) relevant to the review or preparation of the Closing Statement and the calculation of the Closing Date Merger Consideration and, if requested by the Representative, shall provide any such books, records, contracts, documents and information electronically and in such formats as are reasonably requested.
(g)    No Further Ownership Rights in Common Stock. The Estimated Closing Consideration paid in accordance with the terms of this ARTICLE I, subject to the indemnification provisions set forth in this Agreement, payment of the amounts provided in Section 1.11, and the rights of Sellers with respect to the Holdback Amounts, the Representative Expense Fund Amount and any Additional Merger Consideration Payment, each as provided herein, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by the Stock Certificates. From and after the Effective Time, there shall be no further registration of transfers of shares of Common Stock on the stock transfer books of the Surviving Company.
(h)    Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Common Stock shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the applicable Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.
1.11    Other Payments. In order to facilitate the payment of any Other Seller Payments pursuant to this Agreement, such funds shall be paid to an account designated by the Paying Agent (on behalf of the Sellers) for distribution to the Sellers entitled thereto on a pro rata basis (based on each Seller’s Pro Rata Share), subject to such Sellers delivering to Parent a duly completed and executed Letter of Transmittal and Surrendered Certificate(s) prior to such time. The Parties acknowledge and agree that Parent and the Surviving Company shall have no liability to any Person relating to, or obligation to verify, the allocation of any Other Seller Payment among the Sellers as set forth in this Section 1.11, and upon payment of any Other Seller Payment in accordance with this Section 1.11 or as directed by the Representative, Parent will have satisfied all of its obligations under this Agreement with respect thereto.

1.12    Withholding. Parent, the Company and Paying Agent shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payments under any provision of U.S. federal, state, local or foreign tax Law and instead shall pay such amount to the applicable Governmental Authority. Before making any such deduction or withholding described in the previous sentence, except for (a) any withholding required as a result of a failure to deliver the certificate as described in Section 2.3(h), (b) any withholding on payments under any compensatory payments made in connection with the transactions contemplated by this Agreement, including the payments with respect to Vested Restricted Stock and the payment of any Unvested Restricted Stock Refund Amount, Parent shall give the Representative notice of the intention to make such deduction or withholding, and such notice, which shall include the authority, basis and method of calculation for the proposed deduction or withholding, at least three (3) Business Days before such deduction or withholding is required, in order for the Representative to obtain reduction of or relief from such deduction or withholding. To the extent that amounts are properly so withheld by Parent, the Company, or Paying Agent, and paid to the applicable Governmental Authority, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made by Parent or other withholding agent.
1.13    Letters of Transmittal.
(a)    Promptly following the date hereof, the Company shall deliver to each Seller a Letter of Transmittal in a form mutually agreed to by Parent and the Company (a “Letter of Transmittal”). Promptly following the receipt by the Paying Agent of the Estimated Closing Consideration, the Paying Agent shall deliver to each Seller who delivered to Parent a duly completed and executed Letter of Transmittal and Surrendered Certificates(s) at least two (2) Business Days prior to the Closing Date the portion of the Estimated Closing Consideration allocated to each such Seller in accordance with the Pre-Closing Statement and to the bank account designated in such Seller’s Letter of Transmittal. Following the Closing, but subject to Section 1.13(c), upon delivery by a Seller that did not receive such portion of the Estimated Closing Consideration promptly following the Closing pursuant to the immediately preceding sentence to Parent of a duly completed and executed Letter of Transmittal and Surrendered Certificate(s), the Paying Agent shall pay to such Seller within five (5) Business Days after such delivery, (x) the amounts to which such Seller is entitled to pursuant to the immediately preceding sentence and (y) if the Final Closing Date Merger Consideration has been finally determined as of such time, the amounts to which such Seller is entitled to pursuant to Section 1.10(e), in each case, by wire transfer of immediately available funds to the account designated by such Seller in such Seller’s Letter of Transmittal. No interest or dividends will be paid or accrued on the consideration payable to any Seller hereunder. At the Effective Time, all Common Stock will cease to exist and each share of Common Stock outstanding immediately prior to the Effective Time (including any Stock Certificate that prior to the Effective Time represented such shares of Common Stock) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the applicable portion of the Merger Consideration as provided in Section 1.6(b) and of the Other Seller Payments as provided in Section 1.11. If after the Effective Time, any Stock Certificate is presented to the Paying Agent, it shall be exchanged as provided in this Section 1.13(a).

(b)    In the event that any stock certificate representing the shares of Common Stock has been lost, stolen or destroyed, upon the making of a customary affidavit of that fact by the Seller claiming such certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Company, as applicable, will pay, in exchange for the shares represented by such lost, stolen or destroyed certificate, the consideration to which such Seller would otherwise be entitled pursuant to Section 1.6(b) without any requirement to post any bond or other security.
(c)    Promptly following the date that is one (1) year after the Closing Date, Parent may instruct the Paying Agent to deliver to the Surviving Company all cash delivered to the Paying Agent pursuant to this Agreement that is still in its possession at such time, in which case the Paying Agent’s duties shall terminate. Thereafter, each Seller may deliver a duly completed and executed Letter of Transmittal and Surrendered Certificates(s) to the Surviving Company and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and the Surviving Company shall promptly pay, the portion of the Merger Consideration deliverable to such Seller in respect of its Surrendered Certificates(s) as determined in accordance with this ARTICLE I without any interest thereon.
1.14    Merger Consideration Holdbacks. Parent shall retain, and not pay at Closing, the Holdback Amounts for the purpose of securing any adjustment to the Merger Consideration to be paid by the Sellers in accordance with Section 1.10(e) and any indemnification claims pursuant to Section 9.2(a)(iv). The Holdback Amounts shall be paid to the Sellers in the amount and at such time(s) as contemplated by Section 1.10(e) and Section 9.5(b), respectively.
1.15    Additional Merger Consideration.
(a)    EBITDA Statement. On or before February 1, 2020, Parent shall cause to be calculated and delivered to the Representative a statement (an “EBITDA Statement”), setting forth Parent’s calculation of the Net EBITDA for the period beginning on January 1, 2019 and ending on December 31, 2019 (the “Measurement Period”). During the thirty (30) days following the delivery of the EBITDA Statement, Parent shall provide the Representative and its advisors access to such accounting and other records of the Group Companies to the extent requested and reasonably necessary to evaluate the accuracy of the EBITDA Statements. If, within thirty (30) days following receipt of the EBITDA Statement, the Representative does not deliver to Parent written notice of a dispute with respect to the calculations set forth in such EBITDA Statement, then the Net EBITDA set forth in the EBITDA Statement shall be deemed to be the Net EBITDA for all purposes under this Agreement and Parent shall pay, or cause the Company to pay, the applicable Additional Merger Consideration Payment no later than March 15, 2020. In the event the Representative delivers written notice to Parent within thirty (30) days of the delivery of the EBITDA Statement stating that the Representative objects to Parent’s calculation thereof and specifying the basis for such objection in reasonable detail and setting forth the proposed modification to such EBITDA Statement, such dispute shall be resolved in the same manner as any dispute regarding the Closing Statement in accordance with the provisions of Section 1.10(d) (for the avoidance of doubt, the Accounting Rules shall not apply to calculation of the Net EBITDA); provided, however, that once the Net EBITDA is finally determined pursuant to the provisions of Section 1.10(d), the applicable Additional Merger Consideration Payment (as defined below) shall be made no later than the later of (x) March 15, 2020 and (y) the date that is ten (10) days following such date of final determination.
(b)    Additional Merger Consideration Payment. Subject to Section 1.15(a), in the event the Net EBITDA for the Measurement Period exceeds the minimum EBITDA threshold set forth below, Sellers shall be entitled to receive, and Parent shall pay (or cause the Surviving Company to pay) to the Representative (for distribution to Sellers in accordance with Section 1.11), the applicable additional Merger Consideration payment set forth in the table below (the “Additional Merger Consideration Payment”) in accordance with this Agreement. For the avoidance of doubt, unless otherwise required by applicable Law, any Additional Merger Consideration Payments made to Sellers will be treated as additional Merger Consideration.

EBITDA Threshold	Additional Merger Consideration Payment
Less than $13,999,999.99	$0
$14,000,000 - $14,999,999.99	(i) $5,000,000 plus (ii) (A) 2 multiplied by (B) the amount by which the Net EBITDA for the Measurement Period exceeds $14,000,000
$15,000,000 - $15,999,999.99	(i) $7,000,000 plus (ii) (A) 1.5 multiplied by (B) the amount by which the Net EBITDA for the Measurement Period exceeds $15,000,000
$16,000,000 - $16,999,999.99	(i) $8,500,000 plus (ii) (A) 1.5 multiplied by (B) the amount by which the Net EBITDA for the Measurement Period exceeds $16,000,000
$17,000,000 or greater	$10,000,000
Notwithstanding any other provision hereof, in no event shall the Additional Merger Consideration Payment exceed Ten Million Dollars ($10,000,000).
(c)    Operation of the Group Companies during the Measurement Period.
(i)    From and after the Closing until the end of the Measurement Period, Parent covenants and agrees (i) to maintain the Group Companies as a separate and standalone business unit, (ii) to cause the Group Companies to maintain books and records that are separate from those of Parent and its other Affiliates as necessary for Parent to calculate the Net EBITDA for the Measurement Period and any Additional Merger Consideration Payment, (iii) to provide reasonable access to the Representative, upon advance written request, to such books and records referenced in clause (ii) above, and (iv) to reasonably cooperate with the Representative to estimate expenses to be allocated to the Group Companies for purposes of determining the Net EBITDA for the Measurement Period.
(ii)    From and after the Closing until the end of the Measurement Period, Parent shall act in good faith to give effect to the intent and purposes of Parent’s agreements and obligations under this Section 1.15 and, in furtherance thereof shall or shall not take, as applicable, the actions set forth below, provided, for the avoidance of doubt, that any action taken by Parent that would not adversely affect in any material respect the amount or timing of the Additional Merger Consideration Payment shall not constitute an act in bad faith:

(A)    Parent shall not, and shall cause its Affiliates (including the Group Companies) not to, take or omit to take any action for the purpose of, or the primary effect of which is, undermining the Group Companies’ ability to achieve the EBITDA Thresholds or avoiding, reducing or delaying any Additional Merger Consideration Payment;
(B)    Parent shall not, and shall cause its Affiliates (including the Group Companies) not to, divert the sale of any Group Company products and services in favor of a sale of products and services offered by or through Parent or its other Affiliates if the primary purpose of such diverted sale is to reduce the Net EBITDA; provided, for the avoidance of the doubt, that nothing in this Section 1.15(c)(ii)(B), shall limit the ability of Parent or its Affiliates, subject to clause (A) above, to operate in the Ordinary Course of Business consistent with past practices with respect to the sale of products or services sold by Parent on or prior to the date hereof, including submission of more than one offer or bid (such as for a legacy Parent product or service and for a Group Company product or service) for a proposed sale;
(C)    Parent shall not, and shall cause its Affiliates (including the Group Companies) not to, transfer or assign the assets of the Group Companies as of the Closing Date to Parent or any Affiliate of Parent (other than the Company or its Subsidiaries) or any third party unless, in the case of such transfer to Parent or any Affiliate of Parent, (x) such assets and any revenue derived therefrom shall continue to be included in full in the Net EBITDA for all purposes hereunder (“Transferred Company Assets”) and (y) Parent maintains separate books and records necessary for Parent to include such Transferred Company Assets in Net EBITDA;
(D)    Parent shall adopt, in meaningful consultation with the Company’s management, an operating budget for the Group Companies for the 2019 calendar year, including with respect to the compensation of employees of the Group Companies (the “Company Budget”); and
(E)    To the extent the approval or consent of Parent or any Affiliate is required or otherwise sought by the Company’s management (whether under Parent’s or any Affiliate’s policies or otherwise) for any proposed transaction, opportunity or other action of any Group Company in accordance with the Company Budget, Parent shall, and shall cause any such Affiliate to, exercise such approval or consent in good faith and in a manner that (x) Parent reasonably believes to be in the best interests of the Group Companies consistent with the principles and assumptions utilized in the creation of the Company Budget and (y) is consistent with Parent’s approvals and consents in respect of its other business units and Affiliates.

(d)    Additional Considerations.
(i)    For the avoidance of doubt, Parent shall have no obligation to fund any monies for the Group Companies during the Measurement Period (provided, however, that Parent shall not, and shall cause its Affiliates not to, deplete the Group Companies’ working capital to below levels that are adequate for them to operate in the Ordinary Course of Business) or to operate the Group Companies in order to achieve any, or maximize the amount of, the Additional Merger Consideration Payment, and nothing contained in this Section 1.15, except as expressly provided in Section 1.15(c), is intended to control or otherwise restrict in any way management or the board of directors (or other equivalent governing body) of Parent or its Affiliates or any Group Company from operating the Group Companies and making all business and customer decisions (including regarding efforts or resources to secure or maintain business, the hiring or termination of employees and the incurrence of expenses) and requiring compliance with Parent’s and its Affiliates’ internal controls, corporate governance policies and procedures, legal and regulatory compliance standards and other similar matters, in each case in the manner which Parent’s or its Affiliate’s management or board of directors (or other equivalent governing body) deem appropriate in their good faith judgment; provided, however, that such operating decisions or compliance requirements are consistently applied, as applicable, to Parent and its Affiliates. For the avoidance of doubt, nothing contained in this Section 1.15(d) is intended to in any way limit, abridge, restrict, amend or modify any of the express provisions of Section 1.15(c).
(ii)    The Parties acknowledge that Parent is a publicly traded corporation, which provides a wide range of services and other business activities through itself and its direct and indirect Subsidiaries, and Parent’s and its Affiliates’ boards of directors, officers and managers owe their fiduciary duties to their respective stockholders, members or other equityholders and nothing herein shall operate to limit, modify or abrogate such fiduciary duties. For the avoidance of doubt, none of Parent, any Group Company or any of their respective Affiliates: (A) will owe the Sellers any fiduciary or similar duty in respect of this Section 1.15, (B) are making any representations or warranties to the Sellers with respect to the operations of the Surviving Company or other Group Companies after the Closing or with respect to any estimates or projections relating to Net EBITDA, or (C) will be restricted or otherwise limited from taking any action (or refraining from taking any action) with respect to the business activities of Parent or its Affiliates (other than as expressly set forth in Section 1.15(c)).
1.16    Issuances or Transfers of Common Stock. Except as provided in this Section 1.16, as of the date of this Agreement, the stock transfer books of the Company shall be closed and there shall be no further registration of issuances or other transfers that occur after the date of this Agreement on the stock record books of the Company of the shares of Preferred Stock or Common Stock. On or before the fifth (5th) Business Day prior to the Closing, only the following transfers of shares of Common Stock shall be permitted:
(a)    transfers permitted under the Company Stockholder Agreement or any other agreement between the Company and a Seller, a copy of which has been made available to Parent;

(b)    transfers for estate planning or Tax purposes; and
(c)    otherwise permitted transfers among Sellers.
1.17    No Liability. Notwithstanding anything to the contrary in this ARTICLE I, none of the Company, Parent, the Representative or the Surviving Company shall be liable to any Person for any amount properly paid in good faith to a public official pursuant to any withholding, abandoned property, escheat or similar law.
ARTICLE II
CLOSING
2.1    Closing. Subject to the terms and conditions of this Agreement, the consummation of the Merger and the other Transactions (the “Closing”) shall take place at 9:00 a.m., Central Time, at the offices of Munck Wilson Mandala, LLP, 12770 Coit Road, Suite 600, Dallas, Texas 75251, on a date to be mutually agreed by Parent and the Representative, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver (by the applicable Party in writing) of the conditions set forth in ARTICLE VI (not including conditions which are to be satisfied by actions taken at the Closing but subject to the satisfaction or waiver (by the applicable Party hereto in writing) of those conditions at the Closing) (the date on which the Closing actually occurs, the “Closing Date”). The Parties shall use their reasonable best efforts to complete the Closing through electronic means of communication to avoid the necessity of a physical Closing.
2.2    Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Parties shall cause to be filed a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the state of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).
2.3    Deliveries by the Company and the Representative at Closing. At or prior to the Closing, the Company and/or the Representative, as applicable, shall deliver, or cause to be delivered, to Parent the following:
(a)    the Certificate of Merger, duly executed by the Company;
(b)    at least three (3) Business Days prior to the Closing Date (or at such earlier time as may reasonably be practicable), the Pre-Closing Statement;
(c)    at least three (3) Business Days prior to the Closing Date (or at such earlier time as may reasonably be practicable), a payoff letter in a commercially reasonable form from each holder of the Closing Date Indebtedness to be repaid at Closing in accordance with Section 1.9(c), in form and substance reasonably acceptable to Parent;
(d)    a certificate required to be delivered pursuant to Section 6.2(e);

(e)    a legal existence or good standing certificate for the Company from the Secretary of State of the State of Delaware, as of a date within five (5) Business Days immediately preceding the Closing Date;
(f)    evidence of resignation or removal, effective as of the Closing, of all directors, managers and officers of any Group Company;
(g)    evidence of the termination of the Management Services Agreement, except with respect to limitation of liability and indemnification for third-party claims; and
(h)    a certificate conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3) to the effect that the Company is not, and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code together with the appropriate notice to the Internal Revenue Service pursuant to Treasury Regulation Section 1.897-2(h).
2.4    Deliveries by Parent and Merger Sub at Closing. At or prior to the Closing, Parent and/or Merger Sub, as applicable, shall deliver, or cause to be delivered, the following:
(a)    on the Closing Date, payment of the Closing Payments to the Representative, the Paying Agent, the Company and all other payees, in each case as set forth in Section 1.9 and on the Pre-Closing Statement;
(b)    an agreement with the Paying Agent (in a form reasonably satisfactory to each of Parent and the Representative, the “Paying Agent Agreement”), duly executed by Parent and the Paying Agent;
(c)    to the Representative, a certificate required to be delivered pursuant to Section 6.3(d); and
(d)    a legal existence or good standing certificate for each of Parent and Merger Sub from the Secretary of State of the State of Delaware, as of a date within five (5) Business Days immediately preceding the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure schedule delivered by the Company to Parent and Merger Sub on the date hereof (the “Company Disclosure Schedule”), which are subject to the limitations and qualifications set forth in Section 11.2(d), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof as follows:
3.1    Organization and Power. Each of the Group Companies is a corporation or other legal entity duly formed, validly existing and in good standing under the Laws of its respective jurisdiction of formation. Each of the Group Companies is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed or qualified would not have a Company Material Adverse Effect. The Company has the requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. Each of the Group Companies has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects.
3.2    Authorization of Agreement. The execution and delivery of the Transaction Agreements to which the Company is a party, the performance by the Company of its obligations thereunder and the consummation of the Transactions have been duly authorized by the requisite corporate action on the part of the Company. This Agreement has been, and the other Transaction Agreements to which the Company is a party will be, duly and validly executed and delivered by the Company and (assuming the due authorization, execution, and delivery hereof and thereof by other parties thereto), constitutes or, with respect to such other Transaction Agreements upon execution and delivery will each constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable Equitable Principles.
3.3    Conflicts; Consents of Third Parties.
(a)    Except as listed on Section 3.3(a) of the Company Disclosure Schedule, and assuming all Governmental Approvals set forth on Section 3.3(b) of the Company Disclosure Schedule have been obtained and are effective and all applicable waiting periods have expired or been terminated and all filings and notifications described in Section 3.3(b) of the Company Disclosure Schedule have been made, none of the execution, delivery and performance by the Company of this Agreement or the other Transaction Agreements to which it is a party or the consummation of the Transactions by the Company will conflict with, violate or constitute a default (with or without notice or lapse of time, or both) under, give rise to a right of termination, acceleration, modification or cancellation under, or otherwise require the consent or waiver of, notice or declaration to, or filing with any Person, including any Governmental Authority, pursuant to, any provision of (i) the Organizational Documents of any Group Company; (ii) any Material Contract, Material Government Contract or Permit to which any Group Company is a party to or bound by, or by which any Group Company’s properties or assets are bound; or (iii) any Law applicable to any Group Company, except, in the case of clauses (ii) and (iii), where such conflict, violation or default, consent, waiver, notice, declaration or filing would not have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Except as set forth on Section 3.3(b) of the Company Disclosure Schedule, no consent, waiver, approval, waiting period expiration or termination, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority (a “Governmental Approval”) is required on the part of any Group Company in connection with the execution and delivery by the Company of the Transaction Agreements to which it is a party or the consummation of the Transactions by the Company, except those Governmental Approvals, which, if not obtained, would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.4    Capitalization; Operating Subsidiaries.
(a)    The authorized capital stock of the Company consists of 500,000 shares, consisting of (a) 350,000 shares of Common Stock, and (b) 150,000 shares of Preferred Stock. As of the date hereof, there are zero (0) shares of Preferred Stock issued and outstanding, and approximately 175,390.518 shares of Common Stock issued and outstanding. Section 3.4(a)(i) of the Company Disclosure Schedule sets forth the number and classes of issued and outstanding shares of Common Stock as of the date of this Agreement, the names of the holders thereof and the number of shares of Common Stock held by each such holder. Each of the shares of Common Stock has been duly and validly authorized and issued. Except as set forth on Section 3.4(a)(ii) of the Company Disclosure Schedule, there are no outstanding (i) equity interests or voting securities of the Company, (ii) securities convertible or exchangeable into or exchangeable or exercisable for any shares of Common Stock or other equity interests or voting securities of the Company, (iii) options, warrants or rights (including purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts or rights of first refusal) or other Contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, subscribe for, purchase, repurchase or redeem shares of Common Stock or other equity interests of the Company or (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. The shares of Common Stock set forth on Section 3.4(a)(i) of the Company Disclosure Schedule constitute all of the outstanding equity securities or securities convertible into or exchangeable for equity securities of the Company.
(b)    Section 3.4(b) of the Company Disclosure Schedule sets forth a true and correct list of all direct and indirect Subsidiaries of the Company (the “Operating Subsidiaries”), listing for each such Operating Subsidiary (i) its name, (ii) its jurisdiction of organization, and (iii) the number and type of its issued and outstanding equity interests. The Company has no Subsidiaries other than the Operating Subsidiaries. Except for the Operating Subsidiaries or as set forth on Section 3.4(b) of the Company Disclosure Schedule, no Group Company owns, or holds the right to acquire, any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. All of the issued and outstanding equity interests of each of the Operating Subsidiaries have been duly and validly authorized and issued and are owned (either directly or indirectly) by the Company or one of the Operating Subsidiaries, free and clear of any Liens (other than Permitted Liens and limitations imposed by their Organizational Documents or any applicable securities Laws). Except as otherwise set forth in Section 3.4(b) of the Company Disclosure Schedule, there are no outstanding (w) equity interests or voting securities of any Operating Subsidiary, (x) securities convertible or exchangeable into equity interests of any Operating Subsidiary, (y) options, warrants or rights (including purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts or rights of first refusal) or other Contracts that require any Operating Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, subscribe for, purchase, repurchase or redeem any equity interests of such Operating Subsidiary or (z) stock appreciation, phantom stock, profit participation or similar rights with respect to any Operating Subsidiary.

(c)    Except for this Agreement and as set forth on Section 3.4(c) of the Company Disclosure Schedule, the Company is not a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilution rights, rights of first refusal or any similar rights with respect to any securities of the Company.
3.5    Financial Statements.
(a)    Attached to Section 3.5 of the Company Disclosure Schedule are complete and correct copies of the following financial statements (collectively, the “Company Financial Statements”):
(i)    the audited consolidated balance sheets of the Company as of December 31, 2016 and December 31, 2017, and the related consolidated statements of operations, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows of the Company for the fiscal years then ended; and
(ii)    an unaudited consolidated balance sheet of the Company as of September 30, 2018, and the related unaudited statements of operations and cash flows of the Company for the nine (9)-month period then ended.
September 30, 2018 shall be referred to herein as the “Balance Sheet Date”, the balance sheet of the Company as of such date shall be referred to herein as the “Balance Sheet”.
(b)    The Company Financial Statements have been prepared from the books and records of the Company in accordance with GAAP and present fairly, in all material respects, the consolidated financial condition and results of operations of the Company as of the dates and for the periods indicated therein except, in each case, as disclosed therein or as set forth on Section 3.5(b) of the Company Disclosure Schedule, and, in the case of the unaudited Company Financial Statements, (i) that such Company Financial Statements may be subject to normal year-end adjustments and (ii) for the absence of notes thereto throughout the periods covered thereby. Since January 1, 2016, the Group Companies have maintained a system of internal accounting controls that are designed to provide reasonable assurance that the Group Companies’ material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. The books of account of the Group Companies have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects.
3.6    Undisclosed Liabilities; Indebtedness.
(a)    Except as set forth on Section 3.6(a) of the Company Disclosure Schedule, neither the Company nor any of the Operating Subsidiaries have any liabilities that would have been required to be reflected on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, other than (i) as disclosed in, set forth on, or reflected or reserved against in the Company Financial Statements, (ii) those incurred in the Ordinary Course of Business since the Balance Sheet Date, (iii) those included in the calculation of the Closing Payments, (iv) those that are repaid, terminated, forgiven, settled, cancelled or otherwise extinguished at Closing pursuant to the terms of this Agreement, (v) those incurred in connection with the Transactions or (vi) those that would not have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Section 3.6(b) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Indebtedness of the Group Companies.
3.7    Absence of Certain Developments. Except as set forth on Section 3.7 of the Company Disclosure Schedule, between the Balance Sheet Date and the date hereof, (a) the business of the Group Companies has been conducted in all material respects in the Ordinary Course of Business, (b) there has not been any Company Material Adverse Effect, and (c) no Group Company has:
(i)    amended or modified any Group Company Organizational Documents;
(ii)    issued or sold any capital stock or options, warrants, convertible or exchangeable securities, subscriptions, rights, stock appreciation rights, calls or commitments of any kind with respect to its capital stock;
(iii)    adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization;
(iv)    made any material change in its accounting methods, principles or practices, other than in a manner consistent with GAAP or made any material change in its tax accounting methods, principles or practices;
(v)    materially increased the compensation or benefits payable or to become payable by the Group Companies to any officer, director, manager, stockholder, member, employee, consultant or agent, except for ordinary and customary bonuses and salary increases for employees in accordance with past practice and/or contractual requirements;
(vi)    made any material loan or advance to any of its officers, directors, employees or consultants (other than in the Ordinary Course of Business) or made any other material loan or advance;
(vii)    incurred any new Indebtedness in excess of $500,000 in the aggregate (with respect to the Group Companies, taken as a whole) other than in the Ordinary Course of Business;
(viii)    mortgaged or pledged any of its material assets or properties, or subjected them to any material encumbrance other than in the Ordinary Course of Business;
(ix)    sold, transferred, or otherwise disposed of any part of the assets, properties, capital stock or business of the Group Companies in excess of $200,000 in the aggregate, other than in the Ordinary Course of Business and except for any tangible asset which is obsolete;

(x)    made any acquisition of any material assets, properties, capital stock or business of any other Person, capital expenditures, or commitments for the same, other than in the Ordinary Course of Business and the total purchase price of which does not exceed $500,000 in the aggregate;
(xi)    cancelled, or agreed to cancel, any material Indebtedness or other material obligation owing to the Group Companies other than in the Ordinary Course of Business;
(xii)    waived, or agreed to waive, any material rights or claims of the Group Companies other than in the Ordinary Course of Business;
(xiii)    declared or made any distribution of property (other than cash) to Sellers with respect to their capital stock, or purchased or redeemed any shares of their capital stock other than in the Ordinary Course of Business;
(xiv)    entered into, extended, renewed or terminated any Material Contract, Material Government Contract or Real Property Lease other than in the Ordinary Course of Business;
(xv)    suffered any damage, destruction, or casualty loss (whether or not covered by insurance) in excess of $200,000;
(xvi)    entered into any material amendment of any Material Contract other than in the Ordinary Course of Business;
(xvii)    (A) received a written notice or threat (that was not subsequently withdrawn) of termination or nonrenewal by the other party, with respect to any Material Contract, or (B) failed to renew a Material Contract other than in the Ordinary Course of Business;
(xviii)    made any material change in any of its business policies, including advertising, distributing, marketing, pricing, purchasing, personnel, sales, returns, budget, product acquisition, or sale policies other than in the Ordinary Course of Business;
(xix)    made any illegal payment or rebates; or
(xx)    committed to do any of the foregoing.
3.8    Legal Proceedings. Except as set forth on Section 3.8 of the Company Disclosure Schedule, as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened, material Legal Proceedings against any Group Company. As of the date hereof, there is no pending material Order imposed upon any of the Group Companies. None of the Group Companies has any suit, litigation, arbitration, claim, charge, grievance, action or proceeding pending against any Governmental Authority or other Person.

3.9    Compliance with Laws; Permits.
(a)    Except as set forth on Section 3.9(a) of the Company Disclosure Schedule, each Group Company is in compliance with all Laws applicable to their respective businesses or operations, except for such instances of noncompliance that would not, individually or in the aggregate, result in a material liability to the Group Companies, taken as a whole. Between the Balance Sheet Date and the date hereof, no Group Company has received any written notice of, or been formally charged by a Governmental Authority with, the violation of any Laws.
(b)    Except as set forth on Section 3.9(b) of the Company Disclosure Schedule, the Group Companies have obtained all Permits that are required for the operation of their respective businesses as presently conducted, other than any such Permits that, if not held by the Group Companies, would, individually or in the aggregate, result in a material liability to the Group Companies.
(c)    Without limiting the generality of the foregoing, the Group Companies are in compliance in all material respects and have, during all periods for which any applicable statute of limitations has not expired, complied in all material respects with, the applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any other applicable non-U.S. anti-corruption laws and regulations; applicable Laws related to the imposition of economic sanctions or embargoes by the U.S. Government, including all regulations, laws and policies administered by the U.S. Department of Treasury, Office of Foreign Assets Control; and applicable U.S. export controls, including the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security.
(d)    None of the representations and warranties contained in this Section 3.9 shall be deemed to relate to tax matters (which are governed by Section 3.10), environmental matters (which are governed by Section 3.12), government contract matters (which are governed by Section 3.14), employee benefits matters (which are governed by Section 3.17) or employment matters (which are governed by Section 3.18).
3.10    Taxes. Except as set forth on Section 3.10 of the Company Disclosure Schedule:
(a)    The Group Companies have prepared and timely filed, or caused to be prepared and timely filed, with the appropriate Governmental Authorities, all Tax Returns required to be filed with respect to any or all of the Group Companies, taking into account any extensions of time to file. None of the Group Companies is currently the beneficiary of any extension of time within which to file any Tax Return. Such Tax Returns are (or, if to be filed, will be) true, complete and correct in all material respects.
(b)    The Group Companies have timely paid, or caused to be timely paid, all material Taxes (whether or not shown as due and payable on such Tax Returns) with respect to the Group Companies. The Group Companies have complied with all applicable Tax Laws and other Laws administered by any Governmental Authority responsible for Taxes, including employment Taxes and with respect to currency transactions and foreign bank account reporting relating to the payment and withholding of Taxes and withheld and timely paid to the appropriate Governmental

Authority responsible for Taxes all Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or third party, and the Group Companies have properly received and maintained any and all material certificates, forms and other documents required by applicable Tax Law for any exemption from withholding or remitting any such Taxes.
(c)    No deficiencies for any Taxes have been proposed, asserted or assessed in writing against any Group Company that are still pending.
(d)    None of the Group Companies has waived (and is not subject to a waiver of) any statute of limitations in respect of assessment of any Taxes nor has it agreed to (and is not subject to) any extension of time with respect to a Tax assessment or deficiency (other than by virtue of extensions of time to file Tax Returns obtained in the Ordinary Course of Business). There is no power of attorney in respect of Taxes granted by any of the Group Companies that is currently in force.
(e)    To the Knowledge of the Company, no Tax Return filed by the Group Companies is under current examination by any Governmental Authority. There is no audit, examination, matter in controversy, proposed adjustment, refund litigation, claim, or other action currently pending, or to the Knowledge of any of the Group Companies, proposed or threatened in writing against, or with respect to, any of the Group Companies in respect of any Taxes. No written claim for unpaid Taxes has been proposed or asserted by a Governmental Authority against or with respect to any of the Group Companies. All Tax deficiencies asserted, or assessments made, by any Governmental Authority against a Group Company as a result of any examinations by such Governmental Authority responsible for Taxes have been fully paid.
(f)    No claim has ever been made in writing by any Governmental Authority responsible for Taxes in a jurisdiction where the Group Companies do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction or must file Tax Returns in such jurisdiction.
(g)    There are no Liens with respect to Taxes upon any of the assets or properties of the Group Companies, except for Permitted Liens.
(h)    No Group Company is nor has it been, a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
(i)    The Group Companies have provided to Parent true, correct and complete copies of all federal, state, local and foreign income, franchise, and similar Tax Returns filed by or with respect to each Group Company, and all examination reports and all statements of deficiencies assessed against, or agreed to by, any of the Group Companies, in each case for taxable periods beginning after December 31, 2014.
(j)    The unpaid Taxes not yet due and payable owed by or with respect to, as the case may be, each Group Company: (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of any Group Company in filing its Tax Returns. Since the Balance Sheet Date, no Group Company has incurred any liability for Taxes outside the Ordinary Course of Business and all Taxes not yet due and payable for a Pre-Closing Tax Period have been accrued and adequately disclosed and fully provided for in accordance with GAAP on the Financial Statements provided to Parent.
(k)    No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting for a Pre-Closing Tax Period; (ii) any closing agreement described in Section 7121 of the Code (or similar provision of state, local or foreign Law); (iii) any installment sale or open sale transaction disposition made in a Pre-Closing Tax Period; (iv) any prepaid amount received in a Pre-Closing Tax Period; (v) any election by the Company under Section 108(i) of the Code; (vi) any intercompany transaction or excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law); or (vii) any other action taken outside of the Ordinary Course of Business for the purpose of deferring a Tax from a Pre-Closing Tax Period to a period following the Closing Date.
(l)    Each Group Company has the U.S. federal income tax classification set forth on Section 3.10(l) of the Company Disclosure Schedule.
(m)    The Group Companies have no liability for Taxes of any Person (other than the Group Companies) (i) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local, or foreign Law), or (ii) as transferee or successor.
(n)    None of the Group Companies is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.
(o)    No private letter rulings, technical advice memoranda or similar agreement or rulings have ever been requested, entered into or issued by any Governmental Authority responsible for Taxes with respect to any of the Group Companies.
(p)    No Group Company is a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.
(q)    None of the Group Companies has been a “distributing corporation” or a “controlled corporation” in connection with a distribution intended to be governed by Section 355 of the Code within the five-year period ending on the date of this Agreement.

(r)    Other than as set forth on Section 3.10(r) of the Company Disclosure Schedule, no Group Company is subject to Tax, is engaged in business or has a permanent establishment in, any other country other than the country in which it was formed. None of the Group Companies has entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. None of the Group Companies has transferred an intangible, the transfer of which would be subject to the rules of Section 367(d) of the Code.
(s)    No entity classification election has been filed at any time with respect to any of the Group Companies that was formed in a jurisdiction within the United States.
(t)    Other than as set forth on Section 3.10(t) of the Company Disclosure Schedule, for the period commencing on the first day of any Straddle Period and ending at the close of business on the Closing Date, no non-U.S. Group Company has any item of income which would constitute subpart F income within the meaning of Section 952 of the Code.
(u)    The Group Companies have complied with all material transfer pricing rules.
(v)    The representations set forth in this Section 3.10 and Section 3.17 are the only representations in this Agreement with respect to Taxes of the Group Companies and, except with respect to Section 3.10(k), shall only apply to taxable periods ending on or prior to the Closing Date and portions of Straddle Periods up to and including the Closing Date.
3.11    Title to Properties.
(a)    No Group Company owns any real property.
(b)    Section 3.11(b) of the Company Disclosure Schedule sets forth a list of all real property leased, or subleased to, or otherwise used or occupied by any Group Company (the “Leased Real Property”) pursuant to leases, subleases and occupancy agreements thereof (individually, a “Real Property Lease”).
(c)    Except as disclosed on Section 3.11(c) of the Company Disclosure Schedule:
(i)    each Real Property Lease is a legal, valid and binding obligation of the Group Company party thereto (except (i) as enforceability may be limited by applicable Equitable Principles or (ii) where the failure to be legal, valid, or binding would not, individually or in the aggregate, result in a material liability to the Group Companies) and, assuming the due authorization and execution by any other party thereto, is in full force and effect; and
(ii)    no Group Company (A) is in material default under any Real Property Lease, or (B) has any Knowledge of any current default by any other party to any Real Property Lease.

3.12    Environmental Matters.
(a)    Except as set forth on Section 3.12(a) of the Company Disclosure Schedule:
(i)    The Group Companies are in compliance with all Environmental Laws applicable to them or their respective businesses or operations, except where the failure to be in compliance would not, individually or in the aggregate, result in a material liability to the Group Companies.
(ii)    (A) The Group Companies maintain all Permits that are required under Environmental Laws for the operation of their respective businesses as presently conducted (collectively, the “Environmental Permits”) and (B) the Group Companies are not in default or violation of any term, condition or provision of any Environmental Permit, except, in the case of clauses (A) and (B), as would not, individually or in the aggregate, result in a material liability to the Group Companies.
(iii)    Since the Balance Sheet Date, the Group Companies have not received any written notice of a Legal Proceeding or Order alleging that any of the Group Companies are in material violation of or have any material liability for cleanup or remediation of Hazardous Materials under any Environmental Law.
(b)    This Section 3.12 sets forth the sole and exclusive representations and warranties of the Group Companies under this Agreement with respect to Environmental Permits, Environmental Laws, Hazardous Materials, or other environmental matters.
3.13    Material Contracts.
(a)    Excluding Government Contracts, Section 3.13(a) of the Company Disclosure Schedule sets forth a list of all of the following Contracts as of the date of this Agreement (other than (A) any such Contract solely by or between the Group Companies, (B) purchase or sale orders entered into in the Ordinary Course of Business or (C) confidentiality or non-disclosure Contracts entered into in the Ordinary Course of Business) to which any Group Company is a party or by which it is bound (collectively, the “Material Contracts”):
(i)    Contracts with each current officer or director, or current employee of a Group Company who receives annual compensation (excluding bonus and commissions) in excess of $200,000;
(ii)    Contracts entered into since the Balance Sheet Date relating to the acquisition by a Group Company of any operating business, or the equity interests of any other Person;
(iii)    Contracts for or relating to the making of any material loans to another Person;

(iv)    Contracts that involved in 2018, or are forecasted by the Company to involve in 2019, (A) payment to a Group Company or (B) payment by a Group Company, in either case, of more than $500,000 for any individual Contract, which are not terminable by such Group Company without penalty on 90-days’ or less notice;
(v)    Contracts under which any Group Company is a lessee or lessor of any tangible property (other than real property), except for any such Contract that is characterized as an operating lease under which the aggregate annual rental payments do not exceed $200,000;
(vi)    Contracts containing covenants of a Group Company prohibiting or materially limiting the right of any of the Group Companies to compete in any line of material business or prohibiting or restricting their ability to conduct material business with any Person in any geographic area;
(vii)    Contracts for material joint venture agreements with any Person (other than a Group Company); and
(viii)    Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien (other than Permitted Lien) on any of the assets of the Company or any Operating Subsidiary, including indentures, guarantees, loan or credit agreements (except for (A) those being terminated or cancelled in connection with the Closing and (B) security agreements ancillary to any Lease of personal property with respect to the property so Leased).
(b)    Except as set forth on Section 3.13(b) of the Company Disclosure Schedule, each Material Contract is in full force and effect and is a legal, valid, and binding obligation of the Group Company party thereto and, to the Knowledge of the Company, the other party or parties thereto, except (i) as enforceability may be limited by applicable Equitable Principles or (ii) where the failure to be legal, valid binding or enforceable would not, individually or in the aggregate, result in a material liability to the Group Companies, taken as a whole.
3.14    Government Contracts.
(a)    Section 3.14(a) of the Company Disclosure Schedule sets forth a list of each active Government Contract that had annual revenue in 2018, or is forecasted by the Company to have annual revenue in 2019, in excess of $500,000 and the name of the customer (each, a “Material Government Contract” and, collectively, the “Material Government Contracts”).
(b)    Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, since January 1, 2017, with respect to each Material Government Contract or material Government Bid, (i)  the Group Companies have complied in all respects with all material terms and conditions thereof; (ii) no written notice has been received by any Group Company, or, to the Knowledge of the Company, threatened, asserting that the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries, is in material breach or violation of any Law or contractual requirement (other than pursuant to routine audits conducted pursuant to such

Law or contractual requirement); and (iii) no written notice of termination, cure notice or show-cause notice has been received by any Group Company.
(c)    Except as set forth on Section 3.14(c) of the Company Disclosure Schedule, since January 1, 2017, no Governmental Authority nor any prime contractor, subcontractor or vendor has asserted in writing any claim or initiated any dispute proceeding against the Company or any of its Subsidiaries relating to Material Government Contracts or material Government Bids, nor is the Company or any of its Subsidiaries asserting in writing any claim or initiating any dispute proceeding directly or indirectly against any such party concerning any Material Government Contract or material Government Bid.
(d)    Neither (i) the Company, its Subsidiaries nor any of its or their stockholders, members, officers or directors, nor (ii) to the Knowledge of the Company, any of its or their employees is debarred, suspended, deemed non-responsible or otherwise excluded from participation in the award of any Material Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs nor, to the Knowledge of the Company, is there any pending debarment, suspension or exclusion proceeding that has been initiated against the Company or any of its Subsidiaries or any of its or their predecessors, stockholders, members, officers, directors, managers or employees.
(e)    This Section 3.14 sets forth the sole and exclusive representations and warranties of the Group Companies under this Agreement with respect to government contracts matters.
3.15    Personal Property. Except as set forth in Section 3.15 of the Company Disclosure Schedule, each of the Group Companies has good and valid title to (or a valid leasehold interest in) the tangible personal property currently used in the conduct of the business of such Group Company (other than items of tangible personal property that individually or in the aggregate are immaterial to the operation of such business), and such title or leasehold interests are free and clear of all Liens (other than Permitted Liens). All items of tangible personal property that are material to the operation of the business of the Group Companies are in satisfactory operating condition and repair (ordinary wear and tear excepted).
3.16    Intellectual Property.
(a)    Except as set forth on Section 3.16(a) of the Company Disclosure Schedule, to the Knowledge of the Company, all material Intellectual Property that is used in or necessary to the conduct of business of the Group Companies as currently conducted is either (i) owned by a Group Company (such Intellectual Property, “Owned Intellectual Property”), or (ii) licensed to a Group Company for its use, except, in each case, where a failure to so own or license such Intellectual Property would not, individually or in the aggregate, result in a material liability to the Group Companies.
(b)    Section 3.16(b) of the Company Disclosure Schedule sets forth a list of (i) all material registrations and applications for registration or issuance with a Governmental Authority of any Owned Intellectual Property, including all: (A) registered trademarks, including applications therefor; (B) patents, including applications therefor; (C) registered copyrights, including applications therefor; and (D) all internet domain names, in each of the above cases as currently owned by the Group Companies (collectively, the “Scheduled IP”), and (ii) social media accounts and user names in connection therewith. To the Knowledge of the Company, the Scheduled IP is subsisting and in full force and effect.
(c)    To the Knowledge of the Company, except as set forth on Section 3.16(c) of the Company Disclosure Schedule, (i) the Group Companies, in the current operation of their business, have not in the past six (6) years infringed, violated or misappropriated any Intellectual Property of any third party, except for any infringement, violation or misappropriation that would not, individually or in the aggregate, result in a material liability to the Group Companies, and (ii) no third party is infringing, violating, or misappropriating any Owned Intellectual Property. Except as set forth on Section 3.16(c) of the Company Disclosure Schedule, the Group Companies have not received in the past two years any written notice (i) regarding the infringement, misappropriation or other violation of any Intellectual Property of any Person claiming that use of any Owned Intellectual Property infringes the Intellectual Property rights of any such Person or (ii) challenging the validity, enforceability, ownership or use of any Owned Intellectual Property (including cease and desist letters or invitations to take a license), or (iii) trademark oppositions, cancellation or invalidation actions of the Owned Intellectual Property, except as would not, individually or in the aggregate, result in a material liability to the Group Companies. Except as set forth on Section 3.16(c) of the Company Disclosure Schedule, the Group Companies do not have any pending claims against Persons alleging infringement of the Owned Intellectual Property or oppositions or cancellation actions against third-party trademark applications.
(d)    Section 3.16(d)(i) of the Company Disclosure Schedule separately lists and identifies all Software that is owned by the Group Companies (the “Company Software”). The Group Companies employed commercially reasonable efforts to ensure that all material source code for the Company Software is documented in accordance with general software industry standards. Except as set forth on Section 3.16(d)(ii) of the Company Disclosure Schedule, all right, title and interest in and to the Company Software is owned by a Group Company free and clear of all Liens except for Permitted Liens. The Company Software performs in all material respects in accordance with the documentation and other written materials related thereto and, to the Knowledge of the Company, is free from any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Software.
(e)    Except for shrink-wrap licenses and other licenses for Commercial-Off-The-Shelf Software, or standard licenses granted to the Company’s customers in the Ordinary Course of Business, Section 3.16(e) of the Company Disclosure Schedule sets forth a complete list of all licenses under which any Group Company is a licensor or licensee or otherwise is authorized to use any material Intellectual Property (“Licensed Intellectual Property”). All such licenses are in full force and effect, and are binding obligations of the Group Company party thereto and, to the Knowledge of the Company, the other party or parties thereto, except (i) as enforceability may be limited by applicable Equitable Principles or (ii) where the failure to be legal, valid, binding or enforceable would not have a Company Material Adverse Effect. Except as set forth in Section 3.16(e) of the Company Disclosure Schedule, no Group Company that is a party to such license is in default under any such license, and to the Knowledge of the Company, no other party or parties to any such license is in default thereunder. Except as set forth in Section 3.16(e) of the Company Disclosure Schedule, the Group Companies are not bound by or a party to any agreement materially restricting their use of any Owned Intellectual Property.
(f)    The Group Companies have taken commercially reasonable efforts to maintain the secrecy of their trade secrets. To the Knowledge of the Company, no trade secret material to the business of the Group Companies as presently conducted has been authorized to be disclosed or has been actually disclosed by any Group Company other than pursuant to a binding and enforceable nondisclosure agreement or other obligation of confidentiality restricting the disclosure and use of the trade secrets.
(g)    The Owned Intellectual Property and the Licensed Intellectual Property constitute all of the material Intellectual Property necessary for the conduct of the Group Companies’ businesses as conducted on the date of this Agreement and as of the Closing Date.
3.17    Employee Benefit Plans.
(a)    Section 3.17(a) of the Company Disclosure Schedule sets forth a list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy or program (and any amendments thereto), in each case whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, all benefit plans as defined in Section 6039D of the Code, (each a “Benefit Plan” and, collectively, the “Benefit Plans”) whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by the Group Companies for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Group Companies or any spouse or dependent of such individual, or under which the Group Companies have any Liability, contingent or otherwise. To the Knowledge of the Company, the Group Companies do not maintain, sponsor, or contribute to any “employee benefit plan” within the meaning of Section 3(3) of ERISA that has not been reduced to writing.
(b)    With respect to each Benefit Plan, the Company has provided or made available to Parent accurate, current and complete copies of each of the following, to the extent applicable: (i) the plan document and all amendments thereto; (ii) the most recent summary plan description (and any summaries of material modifications with respect thereto); (iii) the most recent annual report on Form 5500 (with schedules and attachments); and (iv) the most recent IRS opinion or determination letter; (v) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (vi) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the IRS and any legal opinions issued thereafter with respect to such Benefit Plan’s continued qualification; (vii) actuarial valuations and reports related to any Benefit Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence received during the preceding three (3) years from the IRS, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Benefit Plan. Each Benefit Plan may be terminated by the Company or an ERISA Affiliate, as applicable at any time without any liability, cost or expense, other than costs and expenses that are customary in connection with the termination of a Benefit Plan or payments required pursuant to the terms of such Benefit Plan. The Company has separately identified on Section 3.17(b) of the Company Disclosure Schedule (1) each Benefit Plan that contains a change in control provision and (2) each Benefit Plan that is maintained, sponsored, contributed to, or required to be contributed to by the Company primarily for the benefit of employees outside of the United States (a “Non-U.S. Benefit Plan”).
(c)    Except as set forth on Section 3.17(c) of the Company Disclosure Schedule, (i) no Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and (ii) no Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA. Except for Permitted Liens, to the Company’s Knowledge, no Lien exists with respect to any of the Assets which were imposed pursuant to the terms of the Code or ERISA.
(d)    With respect to each Benefit Plan, (i) such Benefit Plans have been operated in compliance in all material respects with ERISA, the Code and all Laws applicable to such Benefit Plans, and each Benefit Plan has been administered in all material respects in accordance with its terms; and (ii) all contributions to and payments from each Benefit Plan have been timely made under the requirements of all applicable Laws and the terms of the Benefit Plan, or to the extent any contributions are not yet due, have been adequately accrued on the Company Financial Statements to the extent required by GAAP, in each case except where the foregoing would not be reasonably expected to have a Company Material Adverse Effect. All Non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.
(e)    No claim, Legal Proceeding, investigation, audit or other action (other than routine claims for benefits in the Ordinary Course of Business) is pending, or to the Knowledge of the Company, threatened against any Benefit Plan that could result in material liability to the Group Companies.
(f)    Except as set forth on Section 3.17(f) of the Company Disclosure Schedule, none of the Benefit Plans provide retiree health or welfare insurance benefits to any current or former employee of the Company or its Subsidiaries, except as may be required by Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or any similar Law requiring group health plan continuation coverage. The Company does not have any current or future obligation or liability with respect to a Benefit Plan pursuant to the provisions of a collective bargaining agreement.
(g)    Except as set forth on Section 3.17(g) of the Company Disclosure Schedule, neither the execution of this Agreement nor any of the Transactions will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment under any Benefit Plan; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual under any Benefit Plan; (iii) limit or restrict the right of the Company to merge, amend, or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; (v) result in any payment under any Benefit Plan that could constitute “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. The Company has made available to Parent true and correct copies of the Section 280G calculations prepared with respect to any disqualified individual in connection with the Transactions.
(h)    Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (a “Qualified Plan”) is, and has been during the period from its adoption to date hereof, been covered by a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Qualified Plan is so qualified and each amendment thereto, have been timely obtained, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan. To the Knowledge of the Company, nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Company to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975 or 4980H of the Code.
(i)    All required reports, documents and plan descriptions of the Benefit Plans have been, in all material respects, timely filed with the IRS and Department of Labor, as applicable, and/or, as appropriate, provided to participants in the Benefit Plans. True and complete copies of all such reports and other documents with respect to the past three (3) years for each Plan have been provided to Parent.
(j)    Each Benefit Plan and any related trust has been established, administered and maintained in accordance in all material respects with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code.
(k)    There have been no terminations, partial terminations or discontinuances of contributions to any Qualified Plan during the preceding five (5) years without notice to and approval by the IRS and payment of all obligations and liabilities attributable to such Qualified Plan.
(l)    Each Benefit Plan complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder applicable to such Benefit Plan, except where the failure to do so would not be reasonably expected to have a Company Material Adverse Effect. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(m)    The Company has complied with the continuation coverage provisions of COBRA and any applicable state laws mandating health insurance continuation coverage for employees, except where the failure to do so would not be reasonably expected to have a Company Material Adverse Effect.
(n)    No “reportable event” (as defined in Section 4043 of ERISA) has occurred and is continuing with respect to any Benefit Plan. Neither the Company nor any ERISA Affiliate has engaged in any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, in connection with any Benefit Plan for which exemption was not available.
(o)    Notwithstanding any other provision of this Agreement to the contrary, this Section 3.17 contains the sole and exclusive representation and warranties of the Company with respect to employee benefit matters.
3.18    Labor.
(a)    No Group Company is a party to any labor or collective bargaining agreement in respect of any employee or group of employees of the Group Companies. Except as set forth on Section 3.18(a) of the Company Disclosure Schedule, (i) there are no, and within the period starting on the Balance Sheet Date and ending on the date hereof, there have been no, material strikes, work stoppages, work slowdowns, lockouts, picketing or other material labor disputes pending or, to the Knowledge of the Company, threatened against any Group Company, and (ii) there are no material unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of any of the Group Companies against any of the Group Companies before a Governmental Authority.
(b)    Section 3.18(b) of the Company Disclosure Schedule sets forth a list of all employees of the Company as of the date that is two (2) Business Days prior to the date hereof, including each employee’s name, title, date of hire and employment status (active or inactive). The Company has provided to Parent a true and complete list of each employee’s current base salary (or wages), target bonus, and other cash incentive compensation.
(c)    Except as set forth on Section 3.18(c) of the Company Disclosure Schedule, no bonus, incentive compensation, deferred compensation, change of control, termination, severance, golden parachute, deal bonus, or similar payments (“Change of Control Payments”) will become payable to any Group Company employee solely as a result of the Merger.
(d)    Since January 31, 2016, the Group Companies have withheld or caused to be withheld all amounts required by any Law or by agreement to be withheld from the wages, salaries, and other payments to the Group Companies’ current and former employees and, the Group Companies are not liable for any arrearages of employee compensation (including wages, salaries, commissions, bonuses, or other compensation) or any penalty for failure to comply with any of the foregoing, including any state law regarding the timely payment of employee compensation (or, if any arrears, penalty, or interest were assessed against the Group Companies regarding the foregoing, it has been fully satisfied). To the Company’s Knowledge, the Group Companies are not liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security benefits, or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).
(e)    To the Company’s Knowledge, all Persons characterized and treated by the Group Companies as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, and all employees of the Group Companies classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all material respects. Section 3.18(e) of the Company Disclosure Schedule identifies all Persons treated by the Group Companies as independent contractors or consultants.
(f)    Except as set forth on Section 3.18(f) of the Company Disclosure Schedule, there are no (i) pending claims against any Group Company under any workers’ compensation plan or policy or for long-term disability or (ii) Group Company employees currently absent from work, or who have given notice of impending absence from work, in each case apart from or beyond any accrued personal time off, pursuant to any job-protected leave under a Group Company policy or applicable Law, including the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act.
(g)    To the Company’s Knowledge, all releases of employment claims in favor of any Group Company obtained from current or former employees during the three (3)-year period preceding the date of this Agreement and as of the Closing Date, if any, are effective and binding to release all employment claims for each such employee.
(h)    To the Company’s Knowledge, no current Group Company employee is subject to noncompetition or nonsolicitation covenants benefiting a third party, which limit, or would reasonably be expected to limit, the employee’s ability to perform any services for a Group Company as part of his or her employment.
(i)    This Section 3.18 constitutes the sole and exclusive representations and warranties of the Group Companies with respect to employment or labor matters.
3.19    Privacy; Business Systems; and Data Security.
(a)    Each Group Company materially complies with Applicable Privacy and Security Laws, and with privacy and information security obligations to which it is subject under contract, privacy policy, or online terms of use. The Company maintains policies and procedures that materially comply with (i) Applicable Privacy and Security Laws and (ii) privacy and information security obligations to its customers, data subjects or other Persons, under contract, privacy policy, or online terms of use. Except as set forth on Section 3.19 of the Company Disclosure Schedule, to the Company’s Knowledge, no Group Company has received any written notice from any Governmental Authority that it is under investigation for a material violation of any of the Applicable Privacy and Security Laws.

(b)    The Group Companies own or have a valid and enforceable right to use all material internal-use Software and all firmware, computer hardware, networks, interfaces, telecommunications systems and related systems used by the Group Companies (collectively, the “Business Systems”) are sufficient for the needs of their business as currently conducted. To the Company’s Knowledge, in the last eighteen (18) months, there has been (i) no material disruption, interruption or outage to any material Business System, (ii) no material part of the Business Systems has been prone to material malfunction or error and (iii) no unauthorized material breaches of the security of the Business Systems. The Group Companies have safeguarded their Business Systems with information security controls, and disaster recovery and business continuity policies and practices and such controls, policies and practices are adequate to meet the needs of the business of the Group Companies as presently conducted.
3.20    Security Clearance. Except as may be prohibited by the Industrial Security Manual, Section 3.20 of the Company Disclosure Schedule sets forth all facility and personnel security clearances, and all personnel security clearances held by any officer, director, employee, consultant or agent of the Group Companies. To the Knowledge of the Company, there is no proposed or threatened termination of any such facility or personnel security clearances other than terminations arising in the ordinary course of business, including, but not limited to: personnel no longer needing access to classified information; a secure facility no longer being needed; personnel leaving a position for which the clearance was originally intended; or routine reviews of security clearances under the Industrial Security Manual.
3.21    Transactions With Related Parties. Except as set forth on Section 3.21 of the Company Disclosure Schedule, no present officer, director, member or stockholder of any of the Group Companies, nor any Affiliate of any Group Company (each a “Related Party”), is currently a party to any transaction or Contract with a Group Company, other than (i) employment or consulting agreements entered into with individuals in the Ordinary Course of Business, (ii) Contracts with respect to the acquisition by, or merger with, a Group Company, where the seller or surviving company (or an Affiliate of the seller or surviving company) thereunder became a Related Party in connection with such transaction, (iii) Contracts entered into in the Ordinary Course of Business on an arm’s length basis and (iv) Contracts which will be terminated at or prior to Closing.
3.22    Insurance. Section 3.22 of the Company Disclosure Schedule contains a list of all material insurance policies owned or held by or on behalf of the Group Companies as of the date of this Agreement (the “Insurance Policies”). As of the date of this Agreement, all Insurance Policies are in full force and effect and the Group Companies have complied in all material respects with the provisions of such policies. All premiums due and payable on the Insurance Policies have been paid as of the date hereof. As of the date hereof, neither the Company nor any of the Operating Subsidiaries have received a written notice of cancellation of any Insurance Policy.

3.23    Corporate Records. The stock records and minute books of the Group Companies that have been made available to Parent are true and correct. Section 3.23 of the Company Disclosure Schedule sets forth, with respect to the Company, (a) its jurisdiction of organization and (b) each of the jurisdictions in which it is otherwise registered or qualified to do business. The Company was originally incorporated under the name of Gandalf Holdings, Inc. Section 3.23 of the Company Disclosure Schedule sets forth, with respect to each Operating Subsidiary, each of the jurisdictions in which it is registered or qualified to do business other than its jurisdiction of organization.
3.24    Financial Advisors. With the exception of Spurrier Capital Partners and certain parties to the Management Services Agreement (whose fees shall be included in the Transaction Expenses), no Person (i) has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for the Sellers, the Group Companies and (ii) is entitled to any fee or commission or like payment based on the arrangements made by the Sellers, the Company or any of the Operating Subsidiaries in connection with the Transaction.
3.25    LIMITATIONS OF REPRESENTATIONS AND WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED, SUBJECT TO THE LIMITATIONS AND QUALIFICATIONS SET FORTH IN SECTION 11.2(d), IN EACH CASE, BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY MAKES NO, AND HAS NOT AUTHORIZED ANY OF ITS AFFILIATES TO MAKE ANY OTHER, EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY, THE OTHER GROUP COMPANIES OR THE TRANSACTION, AND THE COMPANY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE COMPANY, ANY AFFILIATE OF THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS OR REPRESENTATIVES AND IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON BY PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS AFFILIATES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED, SUBJECT TO THE LIMITATIONS AND QUALIFICATIONS SET FORTH IN SECTION 11.2(d), IN EACH CASE, BY THE COMPANY DISCLOSURE SCHEDULE), THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PARENT, MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, PROJECTION, FORECAST, STATEMENT, MEMORANDUM, PRESENTATION, ADVICE OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PARENT OR MERGER SUB BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES, INCLUDING ANY INFORMATION MADE AVAILABLE IN ANY ELECTRONIC DATA ROOM HOSTED BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN CONNECTION WITH THE TRANSACTION). THE COMPANY DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES TO PARENT

OR MERGER SUB REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS CONDUCTED BY THE GROUP COMPANIES.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth on the disclosure schedule delivered by Parent to the Representative and the Company concurrently with entry into this Agreement (the “Parent Disclosure Schedule”), which are subject to the limitations and qualifications set forth in Section 11.2(d), Parent and Merger Sub hereby represents and warrants to the Company as of the date hereof as follows:
4.1    Organization and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a Delaware corporation duly organized, validly existing and in good standing under the Laws of State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver each Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. Each of Parent and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of its business or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Parent Material Adverse Effect.
4.2    Authorization of Agreement. The execution and delivery of the Transaction Agreements to which it is a party and the performance of its obligations thereunder have been duly authorized by the requisite corporate action on the part of each of Parent and Merger Sub. No other proceeding on the part of either Parent or Merger Sub (including by its respective equityholders) is necessary to authorize the Transaction Agreements to which it is a party or to consummate the Transactions. This Agreement has been, and each of the other Transaction Agreements to which it is a party will be, duly and validly executed and delivered by each of Parent and Merger Sub and (assuming the due authorization, execution and delivery by the other parties thereto) constitute or, with respect to such other Transaction Agreement will upon execution and delivery each constitute, the legal, valid and binding obligations of Parent or Merger Sub, as applicable, enforceable against it in accordance with its terms, subject to applicable Equitable Principles.
4.3    Conflicts; Consents of Third Parties.
(a)    Assuming all Governmental Approvals contemplated by Section 4.3(b) have been obtained and are effective and all applicable waiting periods have expired or been terminated and all filings and notifications described in Section 3.3(b) of the Company Disclosure Schedule have been made, none of the execution, delivery and performance by either Parent or Merger Sub of the Transaction Agreements to which it is a party, or the consummation of the Transaction by Parent and Merger Sub, will conflict with, violate or constitute a default (with or without notice or lapse of time, or both) under or give rise to a right of termination, acceleration, modification or cancellation under any provision of (A) the Organizational Documents of Parent or Merger Sub, as

applicable; (B) any Contract or Permit which Parent or Merger Sub or any of their Affiliates, as applicable, is a party to or bound by, or by which Parent’s or Merger Sub’s or any of their Affiliates’, as applicable, properties or assets are bound; or (C) any Law applicable to Parent or Merger Sub or any of their Affiliates, as applicable, except, in the case of clauses (B) and (C), where such conflict, violation acceleration, termination, modification, cancellation or default, would not have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Except as set forth on Section 4.3(b) of the Parent Disclosure Schedule, no Governmental Approval is required on the part of either Parent or Merger Sub in connection with the execution and delivery by such Party of the Transaction Agreements to which it is a party, or the consummation of the Transactions by such Party, except for any Governmental Approval (i) described in Section 3.3(b) of the Company Disclosure Schedule or (ii) the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect.
4.4    Legal Proceedings. There are no pending or, to the knowledge of Parent or Merger Sub, threatened, Legal Proceedings against Parent or Merger Sub or their Affiliates that would have, individually or in the aggregate, a Parent Material Adverse Effect. There is no outstanding material Order imposed upon either Parent or Merger Sub or any of their assets or Affiliates, except for Legal Proceedings which, if adversely determined, would not have, individually or in the aggregate, a Parent Material Adverse Effect.
4.5    Financial Capability. Parent has, and will have as of the Closing, (i) sufficient cash on hand (without giving effect to any unfunded financing regardless of whether any such financing is committed) to pay the Merger Consideration and all related fees and expenses in connection with the Transactions, (ii) the resources and capabilities (financial and otherwise) to perform its obligations hereunder and (iii) has not incurred, and as of the Closing will not have incurred, any obligation, condition, commitment, restriction or liability of any kind that would impair or adversely affect such resources and capabilities.
4.6    Solvency. Upon consummation of the Merger, Parent and the Group Companies, on a consolidated basis, will not, solely as a result of the consummation of such Transaction, (i) be insolvent or have incurred debts beyond their ability to pay such debts as they mature or (ii) have unreasonably small capital with which to engage in their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.
4.7    Investment. Parent is acquiring the equity securities of the Group Companies for its own account and for investment purposes and not with a view to the distribution thereof. Parent acknowledges that such equity securities have not been registered under the Securities Act or any state securities Law and Parent must bear the economic risk of its investment in such securities until and unless the offer and sale of such securities is subsequently registered under the Securities Act and all applicable state securities Laws or an exemption from such registration is applicable. Parent has conducted an examination of available information relating to the Group Companies and their respective businesses, Parent has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating an investment in such securities, and Parent can bear the substantial economic risk of an investment in such securities for an indefinite period of time and can afford a complete loss of such investment.
4.8    Financial Advisors. Except as set forth on Section 4.8 of the Parent Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder, agent, investment banker or financial advisor for Parent, Merger Sub or their respective Affiliates and no Person is entitled to any fee or commission or like payment based on the arrangements made by Parent, Merger Sub or their respective Affiliates in connection with the Transaction.
4.9    No Other Representations and Warranties; No Reliance; Parent and Merger Sub Investigation.
(a)    Each of Parent and Merger Sub acknowledges and agrees that, except as expressly set forth in ARTICLE III, the Company makes no promise, representation or warranty, express or implied, relating to the Group Companies or any of their respective businesses, operations, assets, liabilities, conditions or prospects or the Transaction, including with respect to merchantability, fitness for any particular or ordinary purpose, or as to the accuracy or completeness of any information regarding any of the foregoing, or as to any other matter, notwithstanding the delivery or disclosure to Parent and/or Merger Sub or any of its Affiliates or representatives of any documents, opinions, projections, forecasts, statements, memorandums, presentations, advice or information (whether communicated orally or in writing), and any such other promises, representations or warranties, or liability or responsibility therefor, are hereby expressly disclaimed. In addition, each of Parent and Merger Sub acknowledges and agrees that it has not executed or authorized the execution of this Agreement in reliance upon any promise, representation or warranty not expressly set forth in ARTICLE III.
(b)    In respect of this Agreement and the Transaction, neither Parent nor Merger Sub has relied or is relying on any document or written or oral information (including, but not limited to, the confidential information packet prepared by Spurrier Capital Partners), statement, representation or warranty furnished to or discovered by it or any of its Affiliates other than the representations and warranties set forth in this Agreement.
(c)    Each of Parent and Merger Sub acknowledges that it is has made its own inquiry and is relying on its own independent investigation and analysis in entering into the Transaction. Each of Parent and Merger Sub is knowledgeable about the industries in which the Company operates and is capable of evaluating the merits and risks of the Transaction. Each of Parent and Merger Sub has been afforded full access to the books and records, facilities and personnel of the Company for purposes of conducting a due diligence investigation and has conducted a full due diligence investigation of the Company.

ARTICLE V
COVENANTS
5.1    Conduct of Business. Except as contemplated by this Agreement, from and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each other Group Company to, except as set forth on Section 5.1 of the Company Disclosure Schedule or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):
(a)    conduct its business in the Ordinary Course of Business (including any conduct that is reasonably related, complementary or incidental thereto);
(b)    use commercially reasonable efforts to preserve substantially intact its business organization and to preserve the present commercial relationships with key Persons with whom it does business; and
(c)    not do any of the following:
(i)    make any capital expenditure, other than a capital expenditure pursuant to the capital expenditure budget previously provided to Parent, in excess of $100,000 individually or $300,000 in the aggregate;
(ii)    take or omit to take any action that would reasonably be expected to result in a Company Material Adverse Effect;
(iii)    declare or pay a dividend on, or make any other distribution in respect of, its equity securities except dividends and distributions by an Operating Subsidiary to the Company or dividends or distributions solely in cash;
(iv)    acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any Person or other business organization or division thereof of any other Person other than the acquisition of assets in the Ordinary Course of Business;
(v)    enter into, amend, extend, renew or terminate any Material Contract, Material Government Contract or Real Property Lease, as applicable, other than any Contract, amendment, extension or renewal (A) with a term of less than one year, (B) which involve $500,000 or less, or (C) in the Ordinary Course of Business;
(vi)    change in any material respect the base compensation of, or enter into any new bonus or incentive agreement or arrangement (other than any Change of Control Payments that, in each case, are payable in connection with the transactions contemplated by this Agreement) with, any of its employees, other than changes made in accordance with normal compensation practices and consistent with past practices of the Group Companies or changes required by employment agreements, Benefit Plans or by any Law;

(vii)    materially amend or enter into a new, Benefit Plan (except as required by Law, a Contract in effect on the date hereof or customary renewals of existing Benefit Plans in the Ordinary Course of Business) or collective bargaining;
(viii)     incur any Indebtedness, as defined in clause (i) of the definition thereof, except borrowings under existing credit facilities;
(ix)    issue any equity interests or grant any option or issue any warrant to purchase or subscribe for any such securities or issue any securities convertible into such securities (except in connection with the exercise or conversion of equity securities, options and warrants issued and outstanding as of the date hereof);
(x)    adopt any amendments to their respective Organizational Documents;
(xi)    make any material change in the accounting principles, methods, practices or policies applied in the preparation of the Financial Statements, unless such change is required by applicable Law or GAAP;
(xii)    sell, or otherwise dispose of, any (A) intangible, or (B) material tangible assets in excess of $200,000 in the aggregate, other than sales of software in the Ordinary Course of Business and personal property sold or otherwise disposed of in the Ordinary Course of Business and except for any tangible asset which is obsolete;
(xiii)    make, change or revoke any material Tax election outside of the Ordinary Course of Business; change any annual Tax accounting period; change any Tax accounting principles, methods, practices or policies; file any amended Tax Return; enter into any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business that do not primarily relate to Taxes); or
(xiv)    agree in writing to do anything contained in this clause (c).

5.2    Access to Information.
(a)    From and after the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance notice, and subject to the restrictions contained in the confidentiality agreements to which the Group Companies are subject, the Company shall provide to Parent and Parent’s authorized representatives during normal business hours reasonable access to all books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of any Group Company) for any reasonable purpose (provided, the continuation of due diligence shall not be deemed a reasonable purpose). All of such information shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any competitively sensitive information or disclose any other information to Parent or its representatives if such disclosure would be reasonably likely to (x) jeopardize any attorney-client or other legal privilege, (y) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof, or (z) if the Parties are in an adversarial relationship in litigation or arbitration (in which case the furnishing of information, documents or records contemplated by this Section 5.2(a) shall be subject to applicable rules relating to discovery) (the matters referred to in this sentence with respect to any Person, the “Access Limitations”).
(b)    From and after the Closing Date, in connection with any reasonable business purpose, including the determination of any matter relating to the rights or obligations of the Sellers under this Agreement, upon reasonable prior request and subject to the Access Limitations, Parent shall, and shall cause the Group Companies to, (i) afford the Representative and its authorized representatives reasonable access, during normal business hours, to the offices, properties, books, records and other documents of Parent and its Affiliates in respect of the Group Companies and (ii) make available to the Representative and its authorized representatives the employees of the Company, Parent and its Affiliates in respect of the Group Companies whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Representative in connection with the inquiries for any of the purposes referred to above, including the presence of such Persons as witnesses in hearings or trials for such purposes; provided, however, that (x) such requests shall not unreasonably interfere with the normal operations of Parent or any of its Affiliates, (y) that the auditors and accountants of Parent or its Affiliates shall not be obligated to make any work papers (to the extent such exist) available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants, and (z) that if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records contemplated by this Section 5.3(b) shall be instead subject to applicable rules relating to discovery.
(c)    During the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Parent hereby agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any customer, supplier, distributor, officer, employee or other material business relation of any Group Company regarding the Transactions without the prior written consent of the Company.

5.3    Exclusivity. The Company and Parent agree to the following exclusivity provisions from the date hereof and until the earlier of the Closing or the termination of this Agreement (the “Exclusivity Period”):
(a)    During the Exclusivity Period, the Company shall not intentionally, and will direct that its Affiliates and representatives shall not intentionally, directly or indirectly (whether or not in conjunction with a third party) solicit, encourage or initiate any offer or proposal from, or enter into, re-start, solicit, initiate or otherwise engage in any discussions or negotiations with, or seek, encourage, or respond to or provide or disclose any information to, or enter into any agreement, terms, arrangement or understanding (whether or not legally binding) with, any Person or group of Persons other than Parent, Merger Sub and their representatives with respect to any transaction involving any acquisition of or investment in, or any disposition (whether by way of sale, offer, transfer, assignment or otherwise) of, a material portion of the capital stock of the Company (or interest therein), or a material portion of the assets of the Company (any such transaction an “Alternative Transaction”), except in any such case to notify any such Person or group of Persons of the existence of this Section 5.3(a).
(b)    If the Company or any of its representatives receives any bona fide proposal for, or inquiry respecting, any Alternative Transaction, or any request for nonpublic information in connection with any such Alternative Transaction, the Company will promptly notify Parent, describing in reasonable detail the identity of the Person or group of Persons making such proposal or inquiry and the terms and conditions of such proposal or inquiry.
5.4    Efforts; Regulatory Filings and Consents.
(a)    Without prejudice to Parent's obligations set forth in Section 5.4(d), each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable (i) to consummate and make effective as promptly as possible, but in no event later than the Termination Date, the Transactions, (ii) obtain or provide, or cause to be obtained, as set forth in Section 3.3(a), all consents or approvals by or notices to third parties that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Agreements, (iii) to obtain all Governmental Approvals of any Governmental Antitrust Authority required to be obtained by the Company, Parent or Merger Sub, or any of their respective Subsidiaries or Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement, (iv) to defend vigorously, lift, mitigate or rescind the effect of any litigation or administrative proceeding involving any Governmental Antitrust Authority (including a private party challenge) adversely affecting this Agreement or the Transactions, including promptly appealing any adverse court or administrative decision; provided, however, that neither the Company and its Affiliates, nor the Parent and Merger Sub, shall be required to make any material monetary expenditures, offer or grant any material accommodation (financial or otherwise) to any Person or commence or be a plaintiff in any litigation to satisfy their obligations under this Section 5.4(a); provided, further, that neither the Company and its Affiliates, nor the Parent and its Affiliates, shall be required to sell or otherwise dispose of any portion of the business of the Group Companies or the Parent or its Subsidiaries in order to satisfy their obligations under this Section 5.4(a).
(b)    Each of the Company and Parent shall (i) as soon as reasonably practicable (and in any event within five (5) Business Days following the date of this Agreement) file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions (which form shall request early termination of the waiting period under the HSR Act) and to supply as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) as soon as reasonably practicable make all filings under the applicable Other Competition Laws, if any, required for the Transactions, and shall take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting period under the HSR Act and the applicable Other Competition Laws. Any such antitrust notification and report form or filing and supplemental information shall be in substantial compliance with the requirements of the HSR Act or the applicable Other Competition Laws, as the case may be. All other regulatory filings shall be in substantial compliance with the requirements of applicable Law. Each of Parent and the Company shall furnish to the other Party such necessary information and reasonable assistance as the other Party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, the applicable Other Competition Laws or other applicable Law, as the case may be. The Company and Parent shall use reasonable best efforts to comply promptly with any inquiries or requests for additional information from the FTC, the DOJ, other Governmental Antitrust Authorities and any other Governmental Authority having jurisdiction.
(c)    Without limiting the generality of the undertakings set forth in Sections 5.4(a), 5.4(b) and 5.4(e) and subject to any appropriate confidentiality protections, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall each furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with Section 5.4(b) and shall each promptly provide counsel for the other Party with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Antitrust Authority, other Governmental Authority or, in connection with any proceeding by a private party, and any other information supplied by such Party and such Party’s Affiliates to a Governmental Antitrust Authority or other Governmental Authority in connection with this Agreement and the Transactions. Subject to applicable Law, the Company and Parent shall permit counsel for the other Party reasonable opportunity to review in advance, and shall consider in good faith the views of the other Party in connection with, any proposed written or, if practicable, oral communication to any Governmental Antitrust Authority or other Governmental Authority relating to the Transactions. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Antitrust Authority or other Governmental Authority in connection with the Transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Antitrust Authority or other Governmental Authority, gives the other Party the opportunity to attend and participate.

(d)    Without expanding any obligation set forth under this Section 5.4, Parent agrees to consider, on behalf of itself and its Affiliates and, as determined in its good faith, to take, or cause to be taken, such reasonable actions with respect to the Group Companies, post-Closing, that are identified by any Governmental Antitrust Authority as a condition to the granting of any Governmental Approval necessary for the consummation of the Transactions or as may be required to avoid, lift, vacate, reverse or resolve any legislative, administrative or judicial action (including any suit instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging the Transactions as a violation of the HSR Act or Other Competition Laws) that would otherwise reasonably be expected to materially impair or delay the consummation of the Transactions. Parent’s consideration of any such reasonable action shall be undertaken in good faith, and if, after such good-faith consideration, Parent and its Affiliates determine that they will not undertake the action, such decision shall not constitute a breach of this Agreement. Without limiting the generality of the foregoing, the Group Companies understand and acknowledge that neither Parent, nor any of its Affiliates, will depreciate, sacrifice, limit, alter or cannibalize the pre-Closing existing lines of business or operations of the Parent and its Affiliates, even if such action is identified as a condition for consummation of the Transactions by a Governmental Antitrust Authority. Nothing contained in this Agreement shall be construed so as to require Parent or any of its Affiliates (other than, after the Closing, the Group Companies, to the extent such action is determined and agreed to by Parent under this Section 5.4(d)), to (i) sell, license, dispose of, hold separate or operate in any specified manner any of its respective assets or businesses (or to discuss, agree or commit to any of the foregoing), other than assets or businesses of the Group Companies, or (ii) enter into any consent decree, Order or agreement that alters its business or commercial practices in any way or that in any way limits or could reasonably be expected to limit the right of Parent to own, operate or retain all or any portion of Parent’s assets, properties or businesses (other than, after the Closing, the Group Companies) or Parent’s freedom of action with respect thereto. Further, Parent and/or its Affiliates shall be under no obligation to take such action as identified by a Governmental Antitrust Authority if not agreed to by the Company. To the extent Parent and/or its Affiliates do decide to take such action as identified by a Governmental Antitrust Authority with respect to the Group Companies, such action, provided it has been agreed to by the Company, shall not constitute a violation of Section 1.15(c).
(e)    Without limiting any other obligation under this Agreement, during the period from the date of this Agreement until the Closing Date, Parent, Merger Sub and their respective Subsidiaries and Affiliates shall not take or agree to take any action that would reasonably be expected to prevent or delay the Parties from obtaining any Governmental Approval in connection with the Transactions, including entering into an agreement to acquire (whether via merger, consolidation, stock or asset purchase or otherwise) any material amount of assets of or any equity in any other Person or any business or division thereof if such agreement would be reasonably expected to create a material risk of making it more difficult to obtain the Governmental Approval of the FTC or DOJ or any other Governmental Antitrust Authority required in connection with the Transactions.

(f)    The Company shall be responsible for all fees and expenses incurred with obtaining any consents or approvals from third parties or giving notices as set forth in clause (ii) of Section 5.4(a) (provided, however, that any such fees and expenses shall be paid by the Company in full prior to the Closing or accrued in full on the books and records of the Company prior to the Closing). Parent (i) shall be responsible for the filing of the Certificate of Merger and (ii) shall pay the filing fee under the HSR Act. Each of the Company and Parent shall otherwise be responsible for their respective fees and expenses in connection with their respective filings under the HSR Act.
5.5    Notification of Certain Matters. The Company shall give notice to Parent and Parent shall give notice to the Company, as promptly as reasonably practicable, upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence, or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any material respect at any time after the date of this Agreement and before the Effective Time that would cause the conditions set forth in Sections 6.2(a) and 6.2(b) or Sections 6.3(a) and 6.3(b), as applicable, not to be satisfied as of the Closing Date, (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, or (c) the institution of or a credible written threat of institution of any Legal Proceeding related to this Agreement or the Merger; provided, however, that the delivery of any notice in accordance with this Section 5.5 shall not limit or otherwise affect the remedies available under this Agreement to such Party (including the right to seek indemnification in accordance with ARTICLE VIII or ARTICLE IX and the rights of the Representative to seek indemnification in accordance with Section 10.13), the representations or warranties of the Parties, or the conditions to the obligations of the Parties; provided further, however, that the unintentional failure to give notice under this Section 5.5 will not be deemed to be a breach of covenant under this Section 5.5 and will constitute only a breach of the underlying representation, warranty, condition or agreement, as the case may be.
5.6    Confidentiality. Each of Parent and Merger Sub acknowledges that the information provided to it and its representatives in connection with this Agreement (including Section 5.2(a)) and the Transaction is subject to the terms of the Confidentiality Agreement, dated September 19, 2018, by and between Parent and MicroPact, Inc. (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.
5.7    Preservation of Records. In addition to and not in limitation of the provisions of Section 5.2(a), Parent agrees to preserve and keep the records relating to the businesses of the Group Companies for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the Representative as may be reasonably requested in connection with, among other things, any insurance claims by, Legal Proceedings (other than Legal Proceedings between the Representative and Parent related to this Agreement or the Transaction) or tax audits against, or governmental investigations of, the Group Companies or in order to enable the Representative to comply with its obligations under this Agreement and each other Transaction Agreement.
5.8    Publicity. None of the Representative or, prior to the Closing, the Company, on the one hand, or Parent, Merger Sub or, following the Closing, the Surviving Company, on the other hand, shall issue any press release or public announcement concerning this Agreement, the other

Transaction Agreements or the Transaction or make any other public disclosure containing or pertaining to the terms of this Agreement without obtaining the Representative’s or Parent’s, as applicable, prior written approval, which approval will not be unreasonably withheld or delayed, unless, in the judgment of the Party seeking to disclose, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which such disclosing Party lists securities; provided that, to the extent any disclosure is required by applicable Law or stock exchange rule, the Party intending to make such disclosure shall use its commercially reasonable efforts consistent with applicable Law or stock exchange rule to consult with the Representative or Parent, as applicable, with respect to the text thereof and; provided, further, that (i) the Company and Representative, on the one hand, and Parent and its equityholders and Affiliates, on the other hand, shall be entitled to disclose such information to their respective directors, officers, executive employees, equity owners, partners, prospective partners, investors, prospective investors, professional advisors and lenders who have a need to know the information and who agree to keep such information confidential or are otherwise bound to confidentiality and (ii) Parent’s financing sources and other professional advisors may publish “tombstones” or other customary announcements which do not contain pricing details that are not otherwise publicly available.
5.9    Director and Officer Liability; Indemnification.
(a)    For a period of six (6) years after the Closing, Parent shall cause the Group Companies, to the fullest extent provided in the Organizational Documents thereof or in any other agreements disclosed on Section 5.9 of the Company Disclosure Schedule, in each case as in effect immediately prior to the Effective Time, to indemnify and hold harmless (and advance applicable expenses to) each Person who is as of the Effective Time, or has been at any time prior to the Effective Time, an officer, manager or director of a Group Company (each, a “D&O Indemnified Person”) against any costs or expenses (including attorneys’ fees) incurred in connection with any claim, threatened, pending or completed, whether civil, criminal, administrative or investigative, or Losses arising out of or pertaining to matters existing or occurring at or prior to the Closing Date and relating to the fact that the D&O Indemnified Person was an officer, manager or director of any Group Company.
(b)    Prior to the Effective Time, the Company shall purchase and maintain in effect beginning on the Closing Date, and with a claims period of six (6) years thereafter without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any Group Company’s directors’ and officers’ liability insurance policies as of the date hereof or at the Closing with respect to matters occurring prior to the Effective Time. Such policy shall provide coverage that is at least equal to the coverage provided under the Group Companies’ current directors’ and officers’ liability insurance policies; provided that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Closing Date. The premium amounts for such tail policies shall be fully paid by the Company prior to the Closing or included as a Transaction Expense. Any such tail policies shall include a successor endorsement that names Parent and the Surviving Company as additional insureds. During the term of such tail policies, neither Parent nor the Surviving Company shall take any action following the Closing to cause any such tail policy to be cancelled or any provision therein to be amended or waived.
(c)    If Parent, the Surviving Company, any of the Operating Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.9.
5.10    Stockholder Approval. Concurrently with the execution of this Agreement, the Company has delivered to Parent the resolutions of the stockholders of the Company representing the Requisite Stockholder Approval.
5.11    Restrictive Covenants Agreements. Contemporaneously with the execution of this Agreement, as a material inducement to Parent’s execution of this Agreement, each of those holders of Common Stock who are employees of any Group Company as of the date of this Agreement and whose names are set forth on Section 5.11 of the Parent Disclosure Schedule (the “Employee Sellers”), shall have entered into a Restrictive Covenants Agreement, to be effective upon the Closing Date subject to consummation of the Merger, in form and substance reasonably satisfactory to Parent (each, a “Restrictive Covenant Agreement”).
5.12    Employees.
(a)    Contemporaneously with the execution of this Agreement, as a material inducement to Parent’s execution of this Agreement, the Company shall have entered into a mutually acceptable Employment Agreement with each of the individuals identified on Section 5.12(a) of the Parent Disclosure Schedule (the “Key Employees”).
(b)    The Company shall be responsible for the payment of any Change of Control Payments that are payable by any Group Company to any employee solely as a result of the occurrence of the Merger; provided, however, that any such Change of Control Payments shall be paid by the applicable Group Company in full on or before the Closing or included as a Transaction Expense to be paid at the Closing; and, provided further, that in no event shall any of the following be considered Change of Control Payments: (i) any payments made pursuant to any offer letter or any Contract entered into by a Group Company with any employee of the Company at the direction of Parent, and (ii)  any bonus or other similar payments to any employee of a Group Company pursuant to any agreement or arrangement adopted or entered into by Parent, the Surviving Company or any of their Affiliates, or directed by Parent after the Effective Time.
(c)    Prior to the Closing Date, the Company shall cause any written employment agreement between a Group Company and the individuals listed on Section 5.12(c) of the Parent Disclosure Schedule to have been terminated effective no later than as of the Effective Time, and the Company shall provide documentation thereof reasonably satisfactory to Parent.

5.13    Corporate Records.
(a)    On or before the Closing, the Company shall exercise commercially reasonable efforts to deliver or caused to be delivered to Parent, each dated within a reasonable time prior to the Closing, (i) certificates of registration or qualification of each domestic Group Company from the Secretary of State (or comparable Governmental Authority) of each state other than its jurisdiction of organization in which, as set forth on Section 3.23 of the Company Disclosure Schedule, it is registered or qualified to do business, and (ii) a legal existence or good standing certificate for each domestic Operating Subsidiary from the Secretary of State (or comparable Governmental Authority) of its jurisdiction of organization, as set forth on Section 3.4(b) of the Company Disclosure Schedule.
(b)    The Representative shall cause to be delivered to Parent, within ten (10) days after the Closing, all minute books of the Company in its possession.
(c)    Prior to the Closing Date, the Company shall execute and deliver to Parent, or cause the applicable Group Company or Group Companies to execute and deliver to Parent, a letter or other document, in form and substance reasonably satisfactory to Parent, necessary and appropriate to change, at Parent’s sole cost and expense, the broker of record with respect to any of the Group Companies’ claims-made insurance policies listed on Section 3.22 of the Company Disclosure Schedule to be effective upon the Closing Date.
ARTICLE VI
CONDITIONS TO CLOSING
6.1    Conditions to the Obligations of the Company, Parent and Merger Sub. The obligations of the Company, Parent and Merger Sub to effect the Closing and to consummate the Transaction are subject to the satisfaction (or, if permitted by applicable Law, waiver in writing by the Party for whose benefit such condition exists) of the following conditions:
(a)    any applicable waiting period under the HSR Act relating to the Transaction shall have expired or been terminated; and
(b)    there shall not be in effect any Law or Order of a Governmental Authority of competent jurisdiction in the United States directing that the Transaction not be consummated as provided herein or which has the effect of rendering it impossible or illegal to consummate the Transaction; provided, however, that Parent shall have taken all actions required by Section 5.3(a) to prevent the occurrence or entry of any such Law or Order and to remove or appeal as promptly as possible any such Law or Order.
6.2    Other Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Closing and to consummate the Transaction are subject to the satisfaction (or, if permitted by applicable Law, waiver in writing by Parent) of the following further conditions:

(a)    the Fundamental Representations shall be true and correct in all respects (in the case of any such representation or warranty qualified by materiality or Company Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Company Material Adverse Effect) as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are made on and as of a specified date, in which case such representations and warranties shall be true and correct only as of the specified date);
(b)    the representations and warranties of the Company set forth in ARTICLE III (other than those referred to in Section 6.2(a)) shall be true and correct as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are made on and as of a specified date, in which case such representations and warranties shall be so true and correct only as of the specified date), except to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates have not had a Company Material Adverse Effect (provided that for the purposes of the foregoing clause, qualifications as to materiality and Company Material Adverse Effect contained in such representations and warranties shall not be given effect);
(c)    the Company shall have performed and complied in all material respects with all covenants required to be performed or complied with by the Company under this Agreement on or prior to the Closing Date;
(d)    since the date hereof, there shall not have occurred a Company Material Adverse Effect; and
(e)    prior to or at the Closing, the Company shall have delivered to Parent a certificate of an authorized officer of the Company, dated as of the Closing Date, in form and substance reasonably acceptable to Parent, to the effect that the conditions specified in Sections 6.2(a), 6.2(b), 6.2(c) and 6.2(d) have been satisfied.
6.3    Other Conditions to the Obligations of the Company. The obligations of the Company to effect the Closing and to consummate the Transaction are subject to the satisfaction (or, if permitted by applicable Law, waiver in writing by the Representative) of the following further conditions:
(a)    the representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Organization and Power), Section 4.2 (Authorization of Agreement) and Section 4.8 (Financial Advisors) shall be true and correct in all respects (in the case of any such representation or warranty qualified by materiality or Parent Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Parent Material Adverse Effect) as of the date of this Agreement and on and as of the Closing Date (other than such representations and warranties that are made on and as of a specified date, in which case such representations and warranties shall be true and correct only as of the specified date);
(b)    the representations and warranties of Parent and Merger Sub set forth in ARTICLE IV (other than those referred to in Section 6.3(a)) shall be true and correct on and as of the Closing Date as of the date of this Agreement and on and as of the Closing Date (other than such representations and warranties that are made on and as of a specified date, in which case such representations and warranties shall be true and correct only as of the specified date), except to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates have not had a Parent Material Adverse Effect (provided that for the purposes of the foregoing clause, qualifications as to materiality and Parent Material Adverse Effect contained in such representations and warranties shall not be given effect);
(c)    Parent and Merger Sub shall have performed and complied in all material respects with all covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date; and
(d)    prior to or at the Closing, Parent shall have delivered to the Representative a certificate of an authorized officer of Parent, dated as of the Closing Date, in form and substance reasonably acceptable to the Representative, to the effect that the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.
5.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such Party’s failure to use best efforts to cause the Closing to occur, as required by Section 5.3(a).
ARTICLE VII
TERMINATION
7.1    Termination.
(a)    This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing:
(i)    by mutual written consent of Parent and the Representative;
(ii)    by either the Representative or Parent, if any Governmental Authority of competent jurisdiction in the United States shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transaction (after giving effect to Parent’s and Merger Sub’s respective obligations under Section 5.4) and such Order or other action shall have become final and nonappealable;
(iii)    by either the Representative or Parent, if the Closing does not occur on or prior to May 1, 2019 (such date, as it may be extended by the written mutual agreement of the Parties or as provided in this Section 7.1(a)(iii), the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(a)(iii) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date; and, provided further, that, if at any time prior to the Termination Date the DOJ or the FTC makes a request for additional information or documentary materials from either or both of the Company or Parent authorized by Section 7A(e) of the Clayton Act (a “Second Request”), then the Termination Date shall be extended for an additional sixty (60) days unless Parent and the Representative by mutual written consent agree not to extend the Termination Date;
(iv)    by the Representative, upon written notice to Parent, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Parent or Merger Sub or any of such representations and warranties shall have become untrue in a manner that would result in any conditions set forth in Sections 6.3(a), 6.3(b) or 6.3(c) not being satisfied prior to the Termination Date, such breach or inaccuracy has not been waived by the Representative, and the breach or inaccuracy, if capable of being cured, has not been cured within thirty (30) days following the Representative’s written notice to Parent of such breach or inaccuracy or is not capable of being cured on or prior to the Termination Date; provided that the right to terminate this Agreement under this Section 7.1(a)(iv) shall not be available to the Representative if the Company is then in material breach of any representation, warranty, covenant, or other agreement contained herein;
(v)    by Parent, upon written notice to the Representative, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of the Company or any of such representations and warranties shall have become untrue in a manner that would result in any conditions set forth in Sections 6.2(a), 6.2(b) or 6.2(c) not being satisfied prior to the Termination Date, such breach or inaccuracy has not been waived by Parent, and the breach or inaccuracy, if capable of being cured, has not been cured within thirty (30) days following Parent’s written notice to the Representative of such breach or inaccuracy or is not capable of being cured on or prior to the Termination Date; provided that the right to terminate this Agreement under this Section 7.1(a)(v) shall not be available to Parent if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;
(vi)    by Parent if there has been a Company Material Adverse Effect since the date hereof;
(vii)    by the Representative, whether or not the Representative or the Company has sought or is entitled to seek specific performance pursuant to Section 10.10, if (A) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions which by their terms cannot be satisfied until the Closing and those conditions that Parent’s breach has caused not to be satisfied) and (B) Parent fails to consummate the Transactions within three (3) Business Days following the date on which the Closing was required to have occurred pursuant to Section 2.1; or
(viii)    by the Company is there has been a Parent Material Adverse Effect since the date hereof.
(b)    In the event of termination by the Representative or Parent pursuant to this Section 7.1, written notice thereof shall forthwith be given to the other and the Transaction shall be terminated, without further action by any Party. If the Transactions are terminated as provided herein, Parent shall return to the Company or destroy all documents and other material received from the Company or the Representative relating to the Transaction, whether so obtained before or after the execution hereof.
7.2    Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 7.1, this Agreement shall become null and void and of no further force and effect, without any liability or obligation on the part of any Party or their respective directors, officers, employees, owners, representatives or Affiliates, and the Transaction shall be abandoned without further action by the Parties, except for (i) the penultimate sentence of Section 5.2(a) (Access to Information) and (ii) Sections 7.2 (Effect of Termination) and ARTICLE X (Miscellaneous), each of which, shall survive such termination. Nothing in this Section 7.2, however, shall be deemed to release any Party from any liability for any willful breach by such Party of the terms and provisions of this Agreement prior to termination. For purposes of this Sections 7.2, “willful” shall mean a breach that is a consequence of an act undertaken by the breaching Party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.
ARTICLE VIII
TAX MATTERS
8.1    Intended Tax Treatment. The Parties are entering into this Agreement with the intention that the Merger qualify as a taxable purchase of the stock of the Company for federal income tax purposes, and none of the Parties or any Seller will take any position or actions inconsistent with such treatment.
8.2    Cooperation and Exchange of Information. The Representative, the Surviving Company, and Parent shall provide each other with such cooperation and information as any of them reasonably may request of the others, and at the sole cost and expense of the requesting party, in preparing or filing any Tax Return pursuant to this ARTICLE VII or in connection with any audit, examination or other Legal Proceeding in respect of Taxes of the Group Companies. Such cooperation and information shall include providing powers of attorney, copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of the Representative, the Surviving Company, and Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of The Company for any Taxable period beginning before the Closing Date until the expiration of the statute of limitations of the Taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods.
8.3    Tax Returns.
(a)    The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Group Companies required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax

Return shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Tax Law).
(b)    The Representative shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Group Companies after the Closing Date with respect to a Pre-Closing Tax Period (a “Seller Tax Return”). Any such Seller Tax Return shall be prepared in a manner consistent with the Group Companies’ past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by the Representative to Parent (together with schedules, statements and, to the extent requested by Parent, supporting documentation) at least forty-five (45) days prior to the due date (including extensions) of such Tax Return. If Parent objects to any item on any such Seller Tax Return, Parent shall, within thirty (30) days after delivery of such Tax Return, notify the Representative in writing that it so objects, specifying with reasonable particularity any such item and stating with reasonable specificity the factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and the Representative shall negotiate in good faith and use their commercially reasonable best efforts to resolve such items. If Parent and the Representative are unable to reach such agreement within ten (10) days after receipt by the Representative of such notice, the disputed items shall be resolved by the Accounting Referee and any determination by the Accounting Referee shall be final. The Accounting Referee shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Referee is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by the Representative and then amended to reflect the Accounting Referee’s resolution. The costs, fees, and expenses of the Accounting Referee shall ultimately be borne by Parent, on the one hand, and the Sellers, on the other hand, in the same proportion as the aggregate amount of the disputed items that is unsuccessfully disputed (as determined by the Accounting Referee) by Parent and the Representative (on behalf of the Sellers), as applicable, bears to the total amount of the disputed items submitted to the Accounting Referee. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Referee shall be borne by the Party incurring such cost and expense.
(c)    Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Group Companies after the Closing Date with respect to a Straddle Period (a “Parent Tax Return”). Any such Parent Tax Return shall be prepared in a manner consistent with the Group Companies’ past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by Parent to the Representative (together with schedules, statements and, to the extent requested by the Representative, supporting documentation) at least forty-five (45) days prior to the due date (including extensions) of such Tax Return. If the Representative objects to any item on any such Parent Tax Return that relates to a Pre-Closing Tax Period, the Representative shall, within thirty (30) days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with reasonable particularity any such item and stating with reasonable specificity the factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and the Representative shall negotiate in good faith and use their commercially reasonable best efforts to resolve such items. If Parent and the Representative are unable to reach such agreement within ten days after receipt by Parent of such notice, the disputed items shall be resolved by the Accounting Referee and any determination by the Accounting Referee shall be final. The Accounting Referee shall resolve any disputed items within twenty (20) days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Referee is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Parent and then amended to reflect the Accounting Referee’s resolution. The costs, fees, and expenses of the Accounting Referee shall ultimately be borne by Parent, on the one hand, and the Sellers, on the other hand, in the same proportion as the aggregate amount of the disputed items that is unsuccessfully disputed (as determined by the Accounting Referee) by Parent and the Representative (on behalf of the Sellers), as applicable, bears to the total amount of the disputed items submitted to the Accounting Referee. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Referee shall be borne by the Party incurring such cost and expense. The preparation and filing of any Tax Return of the Group Companies that does not relate to a Straddle Period shall be exclusively within the control of Parent.
8.4    Straddle Period Taxes. To the extent permissible under applicable Laws, the Parties agree to elect (and have the Company and each Operating Subsidiary elect) to have each Tax year of the Company and each Operating Subsidiary to end on the Closing Date and, if such election is not permitted or required in a jurisdiction with respect to a specific Tax such that the Company or any Operating Subsidiary is required to file a Tax Return for a Straddle Period, to utilize the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall equal the Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the total number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes (including income Taxes, sales Taxes, employment Taxes, withholding Taxes, etc.), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Company or Operating Subsidiary filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending on and as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (ii), (A) any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period ending on the Closing Date as compared to the number of days in the entire Straddle Period; and (B) any item (or Tax) resulting from a Parent Closing Date Transaction shall be attributed to the portion of the Straddle Period beginning after the Closing Date. For the avoidance of doubt, for purposes of allocating amounts required to be included by Parent or any Group Company in income under Section 951(a) or 951A of the Code with respect to any Straddle Period of a foreign Group Company, the taxable year of the relevant foreign Operating Subsidiary giving rise to the income required to be included shall be deemed to close on the Closing Date in the same manner as described above.

8.5    Contests. Parent agrees to give written notice to the Representative of the receipt of any written notice by a Group Company or the Surviving Company, Parent, or any of Parent’s Affiliates which involves the assertion of any claim, or the commencement of any Legal Proceeding, in each case relating to Taxes and in respect of which an indemnity may be sought by Parent pursuant to Section 8.10 (a “Tax Claim”); provided that failure to comply with this provision shall not affect Parent’s right to indemnification hereunder, except to the extent that the Sellers are materially prejudiced thereby. The Representative shall control the contest or resolution of any Tax Claim that relates solely to a Pre-Closing Tax Period (a “Seller Tax Claim”); provided, however, that the Representative shall obtain the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed) before entering into any settlement of a Seller Tax Claim or ceasing to defend such Seller Tax Claim; and, provided, further, that Parent shall be entitled to participate in the defense of such Seller Tax Claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Parent. Parent shall control the contest or resolution of any Tax Claim that relates to a Straddle Period (a “Parent Tax Claim”); provided, however, that Parent shall obtain the prior written consent of Representative (which consent shall not be unreasonably withheld, conditioned, or delayed) before entering into any settlement of a Parent Tax Claim or ceasing to defend such Parent Tax Claim; and, provided, further, that Representative shall be entitled to participate in the defense of such Parent Tax Claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Representative (on behalf of the Sellers).
8.6    338(g) Elections. Neither Parent nor any Group Company shall make an election under Section 338(g) of the Code with respect to the Transactions, or make any other Tax election or take any other action that has the effect of increasing the amount of Taxes attributable to a Pre-Closing Tax Period.
8.7    Other Tax Matters. Parent shall cause the Group Companies that are U.S. entities to join Parent’s “consolidated group” (as defined in Treasury Regulation Section 1.1502-76(h)) effective on the day after the Closing Date.
8.8    Transfer Taxes. Any Transfer Taxes payable in connection with the Transaction shall be borne solely by Parent. Except as otherwise required by Law, Parent shall duly and timely prepare and file any Tax Return relating to such Taxes. Parent shall give the Representative a copy of each such Tax Return for its review and comments at least fifteen (15) days prior to filing and shall give the Representative a copy of such Tax Return as filed, together with proof of payment of the Taxes shown thereon to be payable. The Parties further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority responsible for Taxes or any other Person as may be necessary to mitigate, reduce, or eliminate any Transfer Taxes (to the extent applicable) that could be imposed with the transactions contemplated under this Agreement.

8.9    Tax Refunds. Parent shall cause the Company to pay to the Representative for the benefit of the stockholders of the Company, promptly upon receipt thereof, any and all refunds of Taxes (including interest thereon if any received from any Governmental Authority with respect to such refund) received after the Closing Date with respect to, or attributable to any Pre-Closing Tax Period, except to the extent that such refund (i) arises as the result of a carryback of a loss or other Tax benefit from a period or portion thereof beginning after the Closing Date or (ii) is included in the calculation of Working Capital.
8.10    Tax Indemnification. Except to the extent treated as a liability in the calculation of Working Capital, Sellers shall (severally, but not jointly, based on each Seller’s Pro Rata Share) indemnify Parent, the Surviving Company, and each Purchaser Indemnitee and hold them harmless from and against (a) all income Taxes of the Group Companies or relating to the business of the Group Companies for all Pre-Closing Tax Periods; (b) all income Taxes of any member of an affiliated, consolidated, combined, or unitary group of which a Group Company (or any predecessor of a Group Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state, or local Law; (c) all income Taxes of any person imposed on a Group Company arising under the principles of transferee or successor liability or by Contract (other than a Contract entered into in the Ordinary Course of Business that does not primarily relate to Taxes), relating to an event or transaction occurring before the Closing Date, and (d) all Taxes arising from the transactions contemplated by this Agreement and incurred by a Group Company (except to the extent otherwise set forth in this Agreement) with respect to any Pre-Closing Tax Period, excluding, for the avoidance of doubt, all Transfer Taxes. In each of the above cases, Sellers shall (severally, but not jointly, based on each Seller’s Pro Rata Share) reimburse Parent for any Taxes of the Group Companies that are the responsibility of Sellers pursuant to this Section 8.10 within sixty (60) Business Days after Parent or the Surviving Company provides written notice to the Representative of the payment of such Taxes, which notice shall set forth the amount and type of such Taxes with reasonable specificity, and certified evidence of payment thereof. The limitations on indemnification set forth in Section 9.4, including the limitations set forth in Section 9.4(a) and Section 9.4(b), shall apply to this Section 8.10 mutatis mutandis.
8.11    Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this Agreement shall be treated by the Parties as an adjustment for Tax purposes to the Merger Consideration, unless otherwise required by applicable Tax Law.
8.12    Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this ARTICLE VIII shall survive until the earlier of (A) the expiration of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus 60 days and (B) the six (6)-year anniversary of the Closing Date.
8.13    Overlap. To the extent that any obligation or responsibility pursuant to ARTICLE IX may overlap with an obligation or responsibility pursuant to this ARTICLE VIII, the provisions of this ARTICLE VIII shall govern. The indemnities of Sellers set forth in this ARTICLE VIII and the indemnities of Sellers set forth in ARTICLE IX, to the extent relating to Taxes, shall be applied without duplication.

ARTICLE IX
INDEMNIFICATION
9.1    Survival of Representations and Covenants. Except as otherwise set forth in this Section 9.1, the representations and warranties of the Company, Parent and Merger Sub contained in ARTICLE III and ARTICLE IV, or in any certificate delivered pursuant to Section 6.2(e) or Section 6.3(d), shall survive the Closing until March 15, 2020. The representations and warranties in Section 3.1 (Organization and Power), Section 3.2 (Authorization of Agreement), Section 3.4 (Capitalization; Operating Subsidiaries), Section 3.24 (Financial Advisors), Section 4.1 (Organization and Power), Section 4.2 (Authorization of Agreement), Section 4.5 (Financial Capability), Section 4.6 (Solvency), and Section 4.8 (Financial Advisors) (collectively, the “Fundamental Representations”) shall survive until the earlier of (A) the expiration of the statute of limitations applicable for breach of contract claims in the State of Delaware and (B) the six (6)-year anniversary of the Closing Date. The representations and warranties contained in Section 3.10 (Taxes) shall survive until the earlier of (A) the expiration of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus 60 days and (B) the six (6)-year anniversary of the Closing Date. All covenants set forth herein to be performed prior to or at the Closing shall terminate at the Closing, and all other covenants set forth herein to be performed after the Closing shall survive the Closing in accordance with their respective terms. It is the express intent of the Parties that, if an applicable survival period set forth in this Section 9.1 is shorter than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced to the survival period contemplated hereby. Any claim for indemnity under this Agreement with respect to any breach of any representation, warranty or covenant shall be deemed time-barred, and no such claim shall be made after the survival period specified in this Section 9.1; provided, however, that if a claim notice is delivered in good faith pursuant to and in accordance with the requirements of this ARTICLE IX with respect to any breach of any representation, warranty or covenant prior to the expiration of the applicable survival period, the indemnification claim under this ARTICLE IX with respect to such representation, warranty or covenant shall survive until such indemnification claim is finally resolved pursuant to this ARTICLE IX.
9.2    General Indemnification.
(a)    Subject to the other provisions of this ARTICLE IX, from and after the Closing, each Seller shall (severally but not jointly based on each Seller’s Pro Rata Share), indemnify, defend and hold each of Parent, Merger Sub and/or their respective officers, directors, employees, Affiliates and agents (each a “Purchaser Indemnitee”) harmless from any direct damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including reasonable attorneys’ fees and expenses) (“Loss”) actually incurred as a result of (i) any breach of any representation or warranty made by the Company (A) contained in ARTICLE III or (B) in the certificate delivered pursuant to Section 6.2(e), (ii) any breach by any Seller of any of its covenants or agreements contained herein which are to be performed after the Closing Date, (iii) any claim made by any Seller relating to the calculations and determinations set forth on the Pre-Closing Statement of such Person’s rights with respect to the Total Merger Consideration or any part thereof or (iv) the potential material liability described as “Microsoft SPLA Matter” in Section 3.16(e) of the Company Disclosure Schedule (the “Potential Liability”).
(b)    Subject to the other provisions of this ARTICLE IX, from and after the Closing, Parent shall, and shall cause the Surviving Company to, indemnify, defend and hold each Seller and their respective Affiliates, officers, directors, employees and agents (each a “Seller Indemnitee” and, together with any Purchaser Indemnitee, an “Indemnified Party” and, collectively, the “Indemnified Parties”) harmless from any Loss actually incurred as a result of (i) any breach of any representation or warranty made by Parent or Merger Sub (A) contained in ARTICLE IV or (B) in the certificate delivered pursuant to Section 6.3(d), or (ii) any breach by Parent or the Surviving Company (including by way of being the successor of Merger Sub and the Company) of any of their respective covenants or agreements contained herein which are to be performed by Parent or the Surviving Company, as applicable, after the Closing Date.
(c)    The obligations to indemnify and hold harmless pursuant to this Section 9.2 shall survive the consummation of the transactions contemplated hereby for the applicable period set forth in Section 9.1, except for claims for indemnification asserted in good faith prior to the end of such applicable period (which such specific claims shall survive until final resolution thereof).
9.3    Notice of Claims; Third Party Claims.
(a)    Notice of Claims.
(i)    Any Indemnified Party seeking indemnification hereunder shall give promptly (and, in any event, within the applicable periods set forth in Section 9.1) to the party obligated to provide indemnification to such Indemnified Party (an “Indemnitor”) a written notice (the “Notice of Claim”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Notice of Claim (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based; provided, however, that the failure of any Indemnified Party to give the Claim Notice promptly as required by this Section 9.3(a) shall not affect such Indemnified Party’s rights under this ARTICLE IX except to the extent (x) such failure is actually prejudicial to the rights and obligations of the Indemnitor or (y) such Notice of Claim is delivered after the expiration of the applicable periods set forth in Section 9.1.
(ii)    After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this ARTICLE IX shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses suffered by it. All amounts due to the Indemnified Party as so finally determined shall be paid by wire transfer within thirty (30) days after such final determination.

(b)    Third Party Claims.
(i)    If a claim, action, suit or proceeding by a Person who is not a Party or an Affiliate thereof (a “Third Party Claim”) is made against any Indemnified Party, and if such Person intends to seek indemnity with respect thereto under this ARTICLE IX, such Indemnified Party shall promptly (and, in any event, within the applicable periods set forth in Section 9.1) give a Notice of Claim to the Indemnitor; provided that the failure to give such Notice of Claim shall not relieve the Indemnitor of its obligations hereunder, except to the extent (x) such failure is actually prejudicial to the rights and obligations of the Indemnitor or (y) such Notice of Claim is delivered after the expiration of the applicable periods set forth in Section 9.1. Thereafter, the Indemnified Party shall deliver to the Indemnitor, within five (5) days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. Notwithstanding the foregoing, should a Person be physically served with a complaint with regard to a Third Party Claim, the Indemnified Party must notify the Indemnitor with a copy of the complaint within five (5) days after receipt thereof and shall deliver to the Indemnitor, within five (5) days after the receipt of such complaint, copies of notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim (or in each case such earlier time as may be necessary to enable the Indemnitor to respond to the court proceedings on a timely basis).
(ii)    The Indemnitor shall have thirty (30) days after receipt of such notice to assume the conduct and control, at the expense of the Indemnitor, of the settlement or defense thereof, and the Indemnified Party shall, at its sole cost and expense, cooperate with the Indemnitor in connection therewith; provided that the Indemnitor shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party (and the fees and expenses of such counsel shall be borne by such Indemnified Party). So long as the Indemnitor is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim. If the Indemnitor elects to conduct the defense and settlement of a Third Party Claim, then the Indemnified Party shall have the right to pay or settle such Third Party Claim; provided, that, in such event, it shall waive any right to indemnity by the Indemnitor for all Losses related to such claim unless the Indemnitor shall have consented to such payment or settlement. If the Indemnitor does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s Notice of Claim hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement. The Indemnitor shall not, except with the consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), enter into any settlement that does not include as a term thereof the giving by the Person(s) asserting such claim to all Indemnified Parties of a release from all liability with respect to such claim or consent to entry of any judgment.
(iii)    All of the Parties shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and each of Parent and the Surviving Company (or a duly authorized representative of such Party) shall (and shall cause the Group Companies to) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.
9.4    Limitation on Indemnification Obligations. The rights of the Purchaser Indemnitees and Seller Indemnitees to indemnification pursuant to Section 9.2 are subject to the following limitations:
(a)    The Purchaser Indemnitees, on the one hand, and the Seller Indemnitees, on the other hand, shall not be entitled to recover Losses pursuant to Section 9.2(a)(i) or Section 9.2(b)(i) until the total amount which the Purchaser Indemnitees or the Seller Indemnitees, respectively, would recover thereunder (as limited by the provisions of Section 9.4(f) and Section 10.15), but for this Section 9.4(a), exceeds $1,850,000 (the “Deductible”), in which case the Purchaser Indemnitees or the Seller Indemnitees, respectively, shall only be entitled to recover Losses in excess of such amount, subject to the other limitations herein; provided, that Losses indemnifiable in respect of (i) breaches of the Fundamental Representations, (ii) the Potential Liability, or (iii) any facts or circumstances which constitute Actual Fraud shall neither be applied toward, nor limited by, the Deductible.
(b)    The maximum liability of Sellers under Section 9.2(a) or of Parent and the Surviving Company under Section 9.2(b) with respect to indemnifiable Losses (except with respect to breaches of Fundamental Representations, the Potential Liability or in cases of Actual Fraud) shall be an amount equal to $9,000,000.
(c)    The maximum liability of Sellers under Section 9.2(a) or of Parent and the Surviving Company under Section 9.2(b) with respect to indemnifiable Losses for breaches of Fundamental Representations and in cases of Actual Fraud shall not exceed the Final Closing Date Merger Consideration. The maximum liability of Sellers under Section 9.2(a)(iv) with respect to indemnifiable Losses related to the Potential Liability shall be not exceed the Special Holdback Amount.
(d)    The Purchaser Indemnitees shall not be entitled to indemnification pursuant to Section 9.2(a) for any Loss to the extent that (i) prior to the date hereof the Group Companies recorded a reserve in their consolidated books and records with respect to such Loss or in a general category of items or matters similar in nature to the specific items or matters giving rise to such Loss, (ii) such Loss was taken into account in the Final Closing Date Merger Consideration or if Parent shall have requested a reduction in the Merger Consideration in a Dispute Notice on account of any matter forming the basis for such Loss or alleged Loss, (iii) the Purchaser Indemnitees could have, with commercially reasonable efforts, mitigated or prevented such Loss, or (iv) such Loss results from or is magnified by the action or inaction of any Purchaser Indemnitee after the Closing.
(e)    Notwithstanding any provision of this Agreement to the contrary, Losses for which Sellers may be liable pursuant to Section 9.2(a)(i) shall exclude all Losses relating to the breach of any representation or warranty of the Company to the extent the Representative establishes to a reasonable certainty that Parent or Merger Sub had actual knowledge as of the Closing of material information that is materially inconsistent with the representation or warranty on which the claim of the Purchaser Indemnitee is based, and could reasonably be expected to have an understanding of the relevance of such materially inconsistent information to such representation and warranty, and thereby it can reasonably be concluded that Parent or Merger Sub has waived the right to rely on such representation or warranty or should be estopped from asserting such claim as a result thereof. Parent and Merger Sub expressly acknowledge Sellers’ and the Representative’s right to establish that Parent or Merger Sub have waived such right or should otherwise be estopped from asserting such claim based on the breach of such representation or warranty due to such actual knowledge.
(f)    The amount of any and all Losses shall be determined net of (i) any amounts recovered or recoverable by the Purchaser Indemnitees under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses, in each case, net of costs of collection resulting from making any claim thereunder and (ii) any Tax benefits realizable by or accruing to the Purchaser Indemnitees with respect to such Losses.
(g)    In the event that a Purchaser Indemnitee realizes Tax benefits or recovers, under insurance policies or from other collateral sources, any amount in respect of a matter for which such Purchaser Indemnitee was indemnified pursuant to Section 9.2(a), such Purchaser Indemnitee shall promptly pay over to an account or accounts designated by the Representative (on behalf of the Sellers) for distribution to the Sellers the amount so recovered (after deducting therefrom the amount of the expenses incurred by such Purchaser Indemnitee in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid to or on behalf of such Purchaser Indemnitee in respect of such matter and (ii) any amount expended by the Sellers in pursuing or defending any claim arising out of such matter; and
(h)    For purposes of determining Losses pursuant to Section 9.2(a)(i) or Section 9.2(b)(i) (but not for purposes of determining whether a breach has occurred), the representations and warranties set forth in this Agreement shall be considered without regard to any materiality qualification (including such terms as “material,” “Company Material Adverse Effect” and “Parent Material Adverse Effect”) set forth therein.
9.5    Manner of Payment.
(a)    Except as provided in Section 9.5(b) with respect to the Potential Liability, any indemnification payment to be made by Indemnifying Party pursuant to this ARTICLE IX is to be paid by wire transfer of immediately available funds to an account designated by the Indemnified Party within five (5) Business Days after the date of the determination of the indemnification payment either by a mutual agreement of Parent and the Representative or by a final decision of a court of competent jurisdiction. Notwithstanding the foregoing sentence, in the event Sellers are the Indemnitors, then Purchaser may elect, in its sole discretion and upon written notice to the Representative, that all or any part of any indemnification payment to be made to the Purchaser Indemnitees (provided that such indemnification payment has been determined either by a mutual agreement of Parent and the Representative or by a final decision of a court of competent jurisdiction) is to be paid by reduction, dollar for dollar, of the Additional Merger Consideration Payment actually payable to Sellers.

(b)    As soon as practicable following the Closing, the Surviving Company shall initiate an effort on behalf of Parent and the Surviving Company and use its best efforts to confirm and resolve, including with any necessary third party or third parties, the Potential Liability. This effort shall be led by Kristoffer Collo in his capacity as President, MicroPact, of the Surviving Company, or his designee (subject to reasonable approval by Parent), in consultation with Parent and the Representative. The Surviving Company’s objective shall be to confirm and resolve the Potential Liability, while minimizing the costs, fees, expenses and settlement amounts payable in connection with such efforts, no later than one hundred eighty (180) days after Closing (the “Resolution Date”). Parent and the Representative acknowledge and agree that it may not be possible to determine with certainty the amount of the Potential Liability on or before the Resolution Date and, therefore, that the Resolution Date shall be extended for such additional period as reasonably necessary to make such determination, as mutually agreed in writing by Parent and the Representative. Once the Potential Liability is confirmed and resolved, (i) if the amount thereof (the “Resolved Amount”) is greater than zero, the Special Holdback Amount shall be deemed automatically reduced by the Resolved Amount, (ii) if the Resolved Amount is less than the Special Holdback Amount (including if the Resolved Amount is zero), Parent shall disburse the balance of the Special Holdback Amount to the Paying Agent (for further distribution to the Sellers who delivered to Parent a duly completed and executed Letter of Transmittal and Surrendered Certificate(s) prior to such time). If the Resolved Amount is greater than the Special Holdback Amount, then the Representative may elect, in its sole discretion, to pay such excess amount by wire transfer of immediately available funds to an account designated by Parent within five (5) Business Days after the date of the determination of the Resolved Amount, or, in the event the Representative elects not to make such payment, Parent shall cause such excess amount to be recorded as a 2019 expense on the consolidated income statement of the Group Companies (regardless of whether Parent may have accrued a balance sheet reserve for any portion of the Potential Liability), which shall not constitute a violation of Section 1.15(c). If the amount of the Potential Liability has not been finally determined on or before the first anniversary of the Closing, Parent and the Representative agree to negotiate the release of the Special Holdback Amount (through the disbursement to the Paying Agent for further distribution to the Sellers) except to the extent all or any portion thereof is reasonably subject to continuing negotiations or dispute with a third party or third parties as to the amount of the Potential Liability. This Section 9.5(b) shall be the exclusive manner of payment by or on behalf Sellers with respect to the Potential Liability. Parent shall otherwise be responsible for any payment to a third party or third parties with respect to the Potential Liability.
9.6    Representative. Each Seller hereby appoints the Representative to act as the agent of the Sellers with full power to resolve all questions, disputes, conflicts and controversies concerning Losses as provided in this ARTICLE IX. Purchaser Indemnitees are entitled to rely on the acts and agreements of the Representative as the acts and agreements of the Sellers under this ARTICLE IX. With respect to any amount payable to the Seller Indemnitees under this ARTICLE IX by Parent, payment by Parent of such amount to the Representative shall be deemed a payment of such amount to the Seller Indemnitees, and upon making any such payment to the Representative, Parent shall have no further obligation or liability with respect thereto.

9.7    Exclusive Remedy. Except (a) with respect to the matters covered by Sections 1.10 and 1.15, (b) in the case where a Party seeks to obtain specific performance pursuant to Section 10.10, (c) a Party’s right to seek and obtain any other equitable relief to which it shall be entitled under any other Transaction Agreement, (d) any Party’s right to seek any remedy on account of the Company’s Actual Fraud or actual common law fraud of Parent or Merger Sub arising under this Agreement, as applicable and (e) the Representative’s rights to indemnification under Section 10.13, from and after the Closing, the rights of the Parties to indemnification pursuant to the provisions of this ARTICLE IX shall be the sole and exclusive remedy for the Parties with respect to any matter in any way arising from or relating to this Agreement or its subject matter. Subject to the foregoing, to the maximum extent permitted by law, the Parties hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any Law at common law, in equity or otherwise.
ARTICLE X
MISCELLANEOUS
10.1    Expenses. Except as otherwise provided in this Agreement or the other Transaction Agreements, each Party shall bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and the other Transaction Agreements and each other agreement, document and instrument contemplated hereby or thereby and the consummation of the Transaction. Parent shall be solely responsible for all governmental fees and charges applicable to any requests for Governmental Approvals or to the consummation of the Transaction. Parent, on the one hand, and the Representative, on the other hand, shall each pay one-half of all charges and expenses of the Paying Agent in connection with this Agreement.
10.2    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE THAT WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
10.3    SUBMISSION TO JURISDICTION; WAIVERS. SUBJECT TO SECTION 1.10(d)(ii) AND SECTION 1.15(a) (WHICH WILL GOVERN ANY DISPUTE RESPECTIVELY ARISING THEREUNDER), THE PARTIES AGREE THAT ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THE TRANSACTION OR TO THIS AGREEMENT, OR THE VALIDITY, INTERPRETATION, BREACH OR TERMINATION THEREOF, INCLUDING CLAIMS SEEKING REDRESS OR ASSERTING RIGHTS UNDER ANY LAW, SHALL BE RESOLVED EXCLUSIVELY IN THE STATE OR FEDERAL COURTS SITTING IN THE STATE OF DELAWARE (THE “DELAWARE COURTS”). IN THAT CONTEXT, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY:
(a)    SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY ACTION RELATING TO THE TRANSACTION OR TO THIS AGREEMENT, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE COURTS, AND APPELLATE COURTS HAVING

JURISDICTION OF APPEALS FROM ANY OF THE FOREGOING COURTS, AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION SHALL BE HEARD AND DETERMINED IN SUCH DELAWARE COURTS OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH APPELLATE COURTS;
(b)    CONSENTS THAT ANY SUCH ACTION MAY AND SHALL BE BROUGHT EXCLUSIVELY IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OR JURISDICTION OF ANY SUCH ACTION IN ANY SUCH COURT OR THAT SUCH ACTION WAS BROUGHT IN AN INCONVENIENT FORUM, AND AGREES NOT TO PLEAD OR CLAIM THE SAME;
(c)    WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION OR TO THIS AGREEMENT, OR ITS PERFORMANCE UNDER OR THE ENFORCEMENT OF THIS AGREEMENT;
(d)    AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION MAY BE EFFECTED BY MAILING A COPY OF SUCH PROCESS BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 10.8; AND
(e)    AGREES THAT NOTHING IN THIS AGREEMENT SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY THE LAWS OF THE STATE OF DELAWARE.
10.4    Recovery of Costs and Attorneys’ Fees . If there are any Legal Proceedings arising out of or relating to this Agreement or the transactions contemplated hereby, after the entry of a final written non-appealable order, if one Party has prevailed in the dispute, it shall be entitled to recover from the other Party all court costs, fees and expenses relating to such Legal Proceeding, including reasonable attorneys’ fees that are specifically included in such court award.
10.5    Further Assurances. After the Closing, each Party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the Transaction.
10.6    Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the documents delivered pursuant hereto and the other Transaction Agreements represent the entire understanding and agreement between the Parties with respect to the Transaction and supersedes all prior agreements among the Parties respecting the Transaction. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.

10.7    Amendments and Waivers. Prior to Closing, this Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Parent and the Company. Following Closing, this Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Parent and the Representative. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In the event any provision of any other Transaction Agreement shall in any way conflict with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.
10.8    Notices. All notices, requests, demands, and other communications to any Party or given under this Agreement will be in writing and delivered personally, by overnight delivery or courier, by registered mail, or by electronic transmission (with confirmation of receipt of electronic transmission) to the Parties at the address or electronic mail address specified below. Each notice, request, demand, or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received for all purposes at such time as it is delivered to the addressee with the return receipt, the delivery receipt, the affidavit of messenger, the confirmation of receipt of electronic transmission, or at such time as delivery is refused by the addressee upon presentation. Each Party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent.
If to the Company (prior to the Closing) or the Representative, to:
c/o Arlington Capital Partners
5425 Wisconsin Avenue, Suite 200
Chevy Chase, MD 20815
Attention: Michael Lustbader
Facsimile: (202) 337-7525
Email:    mlustbader@arlingtoncap.com

With a copy (which shall not constitute notice) to:
Sheppard Mullin Richter & Hampton LLP
2099 Pennsylvania Avenue, NW, Suite 100
Washington, DC 20006
Attention: Lucantonio N. Salvi
Facsimile: (202) 747-3811
Email: lsalvi@sheppardmullin.com

If to Parent or Merger Sub, or, following the Closing, the Surviving Company, to:
Tyler Technologies, Inc.
5101 Tennyson Parkway
Plano, TX 75024
Attention: H. Lynn Moore, Jr., President
Facsimile: (972) 713-3777
E-mail: Lynn.Moore@tylertech.com

With a copy (which shall not constitute notice) to:

Munck Wilson Mandala, LLP
12770 Coit Road, Suite 600
Dallas, TX 75251
Attention:    Randall G. Ray
Fax: (972) 628-3613
E-mail: rray@munckwilson.com
10.9    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.
10.10    Specific Performance.
(a)    Each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Company, Parent or Merger Sub could not be adequately compensated in all cases by monetary damages alone, even if available. Accordingly, in addition to any other right or remedy to which any Party may be entitled at law or in equity, before or after the Closing, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. Each of the Parties further agrees that it shall not object to, or take any position inconsistent with respect to, whether in a court of law or otherwise, (i) the appropriateness of the specific performance contemplated by this Section 10.10 and (ii) the exclusive jurisdiction of the courts set forth in Section 10.3 with respect to any action brought for any such remedy.
(b)    Each Party further agrees that (i) by seeking the remedies provided for in this Section 10.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or in the event that the remedies provided for in this Section 10.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.10 shall require any Party to institute any action for (or limit any Party’s right to institute any action for) specific performance under this Section 10.10 prior or as a condition to exercising any termination right under ARTICLE VII, nor shall the commencement of any action pursuant to this Section 10.10 or anything set forth in this Section 10.10 restrict or limit any such Party’s right to terminate this Agreement in accordance with ARTICLE VII, or pursue any other remedies under this Agreement that may be available then or thereafter.
10.11    No Third-Party Beneficiaries; No Recourse Against Affiliates. Nothing in this Agreement, express or implied, is intended or shall be construed to give any rights to any Person or entity other than (a) the Parties and their successors and permitted assigns, (b) the Purchaser Indemnitees and the Seller Indemnitees and (c) each D&O Indemnified Person, who shall have the right to enforce the obligations of Parent and the Company solely with respect to Section 5.9. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company, any Operating Subsidiary, any Seller or any of its respective Affiliates shall have any liability (whether in Law or in equity or in contract or in tort) for any obligations or liabilities of the Company arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the Transaction, including any alleged nondisclosure or misrepresentations made by any such Persons.
10.12    Assignment. No Party may assign or transfer this Agreement or any right, interest or obligation hereunder, directly or indirectly (by operation of Law or otherwise), without the prior written approval of Parent, on the one hand, and the Representative, on the other hand; provided, that each of Parent and Merger Sub may assign its rights, but not its obligations, under this Agreement to (a) any of its Affiliates or (b) its financing sources for collateral purposes; and, provided, further that any such assignment shall not relieve Parent or Merger Sub of its obligations hereunder. Any assignment in violation of this Section 10.12 shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
10.13    Authorization of Representative.
(a)    By virtue of adoption of this Agreement by the Sellers, and without further action by any such Seller, the Representative is hereby appointed, authorized and empowered to act as an agent, representative and attorney-in-fact for each of the Sellers in connection with and to facilitate the consummation of the Transactions, including pursuant to the Paying Agent Agreement and the matters related to (w) the Merger Consideration contemplated by Section 1.10, (x) the payment of amounts from the Representative Expense Fund Amount, (y) the preparation and filing of the Tax Returns with respect to the Group Companies contemplated by ARTICLE VIII and (z) all other such items and matters set forth in this Agreement and the other Transaction Agreements contemplating participation by the Representative (collectively, “Representative Actions”), in each case with the power and authority, including power of substitution, acting in the name of or for and on behalf of each Seller, and subject to the limitations set forth herein or therein: (i) to execute and deliver and receive such waivers and consents as the Representative, in its sole discretion, may deem necessary or desirable; (ii) to collect and receive all moneys and other proceeds and property payable to the Representative from the Representative Expense Fund Amount, and, subject to any applicable withholding Laws, and, net of any out-of-pocket expenses incurred by the Representative, disburse and pay the same to each Seller in accordance with such Seller’s Pro Rata Share; (iii) to authorize the set off, reduction, cancellation or the release of any funds from the Holdback Amounts in accordance with this Agreement; (iv) to authorize the release of any funds by the Paying Agent in accordance with this Agreement and the Paying Agent Agreement; (v) to enforce and protect the rights and interests of the Sellers and the Representative arising out of or under or in any manner relating to any Representative Action, and to take any and all actions which the Representative believes are necessary or appropriate in respect thereof, including asserting or pursuing any claim, action, proceeding or investigation (a “Claim”) against Parent, Merger Sub and/or any of the Group Companies (after the Closing) or defending any Claim by Parent, Merger Sub and/or any of the Group Companies (after the Closing) against the Sellers relating to this Agreement, consenting to, compromising or settling any such Claims, conducting negotiations with Parent, Merger Sub, the Group Companies (after the Closing) and their representatives regarding such Claims; (vi) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand arbitration or litigation of, and comply with Orders with respect to, indemnification claims by Parent or any other Purchaser Indemnitee pursuant to ARTICLE IX; (vii) to refrain from enforcing any right of any Seller or the Representative arising out of or under or in any manner relating to any Representative Action in connection with the foregoing; provided, that no such failure to act on the part of the Representative, except as otherwise provided in this Agreement shall be deemed a waiver of any such right or interest by the Representative or by the Sellers unless such waiver is in writing signed by the waiving party or by the Representative; (viii) to make, execute, acknowledge, deliver and receive all such other agreements, guarantees, Orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Representative Actions, and all other agreements, documents or instruments executed in connection therewith; and (viii) take all such other actions as the Representative shall deem necessary or appropriate, in its discretion, for the accomplishment of the foregoing and the consummation of the Transactions. The Parties acknowledge and agree that the appointment, authorization and empowerment of the Representative set forth in this Section 10.13(a) shall not include any matter specifically reserved for a Seller in this Agreement.
(b)    The Representative shall be entitled to the payment of all its out-of-pocket expenses incurred as the Representative subject to and in accordance with the terms and conditions set forth in this Agreement, including Section 1.9(b), which such amounts to be used by the Representative to pay expenses incurred by the Representative in its capacity as the Representative; provided, that if the Transaction is not consummated, the Company shall reimburse the Representative for all costs and expenses reasonably incurred by the Representative in connection with the Transaction and neither Parent nor Merger Sub shall have any liability to the Representative or the Company in connection therefor. Once the Representative determines, in its sole discretion, that the Representative will not incur any additional expenses in its capacity as the Representative, then the Representative will distribute the remaining unused Representative Expense Fund Amount, if any, to the Sellers in accordance with their Pro Rata Shares. If, however, the Representative incurs expenses, in its capacity as the Representative, in an amount exceeding the Representative

Expense Fund Amount, then the Representative shall be entitled to receive from the Sellers in accordance with their Pro Rata Shares an amount for the difference between the total expenses incurred by the Representative and the Representative Expense Fund Amount. Furthermore, the Representative shall be entitled to cause the Paying Agent to withhold and pay a portion of any Other Seller Payments to the Representative, by providing written notice thereof to the Paying Agent and Parent prior to its distribution of such Other Seller Payment, for the purpose of the Representative making any payments or paying any expenses under or in connection with this Agreement on behalf of the Sellers to satisfy costs, expenses and/or liabilities of the Representative in connection with the performance of its duties under this Agreement. In connection with this Agreement, and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder, (i) the Representative shall incur no responsibility whatsoever to any of the Sellers by reason of any error in judgment or other act or omission performed or omitted hereunder or any such other agreement, instrument or document, excepting only responsibility for any act or failure to act which represents willful misconduct, (ii) the Representative shall not be liable to Sellers for any apportionment or distribution of payments made by the Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Seller to whom payment was due, but not made or not made in full, shall be to recover from the other Sellers any payment in excess of the amount to which such Seller is determined to have been entitled, and (iii) the Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to liability to any of the Sellers. Each Seller shall indemnify, on a pro rata basis (based on such Seller’s Pro Rata Share), the Representative against all Losses (including any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation, challenge, action or proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Representative hereunder. The foregoing indemnification shall not apply in the event of any action or proceeding which finally adjudicates the liability of the Representative hereunder for its willful misconduct.
(c)    All of the indemnities, immunities and powers granted to the Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement. Each of Parent and Merger Sub shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon the Sellers. The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survives the death, incompetency, bankruptcy or liquidation of any of the Sellers and (ii) shall survive the Closing. Any amounts received by the Representative on account of the Sellers, whether pursuant to Section 1.9 or otherwise, shall be distributed to the Sellers, net of any reserve the Representative may deem necessary in its reasonable discretion, in accordance with Section 1.11.

(d)    The Parties acknowledge and agree that the Representative shall have no liability to, and shall not be liable for any Losses of, any Party in connection with any obligations of the Representative under this Agreement or otherwise in respect of this Agreement or the Transaction.
(e)    In the event of the death, incapacity, liquidation, dissolution or resignation of any Person serving as the Representative, as applicable, within twenty (20) days of such death, incapacity, liquidation, dissolution or resignation, the Sellers shall choose the successor representative by affirmative vote of the Sellers who hold a majority of the voting power of the Company based on their Pro Rata Share. Following such resignation, any reference to the Representative herein shall be deemed to include such successor representative.
10.14    Attorney Conflict Waiver. Recognizing that Sheppard Mullin Richter & Hampton LLP has acted as legal counsel to the Representative and its Affiliates and the Group Companies prior to the Closing, and that Sheppard Mullin Richter & Hampton LLP intends to act as legal counsel to the Representative and its Affiliates (which will no longer include the Group Companies) after the Closing, each of Parent and the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Sheppard Mullin Richter & Hampton LLP representing the Representative or its Affiliates (including any of the Sellers) after the Closing as such representation may relate to Parent, any Group Company or the Transaction. In addition, all communications involving attorney-client confidences between the Representative, its Affiliates or any Group Company and Sheppard Mullin Richter & Hampton LLP in the course of the negotiation, documentation and consummation of the Transaction shall be deemed to be attorney-client confidences that belong solely to the Representative and its Affiliates (and not the Group Companies). Accordingly, the Group Companies shall not have access to any such communications, or to the files of Sheppard Mullin Richter & Hampton LLP relating to its engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the Representative and its Affiliates (and not the Group Companies) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Group Companies shall be a holder thereof, (ii) to the extent that files of Sheppard Mullin Richter & Hampton LLP in respect of such engagement constitute property of the client, only the Representative and its Affiliates (and not the Group Companies) shall hold such property rights and (iii) Sheppard Mullin Richter & Hampton LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Group Companies by reason of any attorney-client relationship between Sheppard Mullin Richter & Hampton LLP and any of the Group Companies or otherwise.
10.15    Limitation on Damages. Notwithstanding anything else to the contrary set forth herein, except with respect to punitive or exemplary damages required to be paid to a third party as part of a Third Party Claim under ARTICLE IX, no Party or other Indemnitor shall be liable for, and no breach of any representation, warranty or covenant contained herein or in any certificate delivered pursuant to this Agreement shall give rise to any right on the part of Parent, Merger Sub, the Company, any Seller or any other Indemnified Party to, any punitive, special, consequential, incidental, indirect, exemplary or remote damages or Losses based thereon, including regarding the loss of future revenue, income, profits, diminution of value or loss of business reputation or opportunity, and no Party or other Indemnitor will be obligated to any other Person for any Loss determined as a multiple of income, increase factor, premium or revenue in connection with the transactions contemplated hereby.
10.16    Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or other electronic transmission (including e-mail), each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and to the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures.
ARTICLE XI
DEFINITIONS AND INTERPRETATIONS
11.1    Certain Definitions.
(a)    For purposes of this Agreement, the following terms shall have the meanings specified in this Section 11.1:
“Accounting Referee” means BDO USA LLP.
“Accounting Rules” means, collectively, (i) the rules, principles and sample calculation of Working Capital set forth on Exhibit B (collectively, the “Agreed Principles”), and (ii) the same accounting principles, methods, practices, policies and procedures, with consistent classifications, judgments, and valuation and estimation methodologies, that were used in the preparation of the audited Company Financial Statements for the most recent audited fiscal year-end as if such accounts were being prepared and audited as of a fiscal year-end, including GAAP, applied in a manner consistent with its application to the preparation of the audited Company Financial Statements (collectively, the “Historical Principles”); provided, that notwithstanding any provisions or concepts of GAAP, no developments or events taking place after the Closing Date shall be taken into account; provided, further, that in the event of any conflict among the Agreed Principles and the Historical Principles, the Agreed Principles shall take precedence.
“Actual Fraud” means actual common law fraud by the Company in the making of its representations and warranties contained in ARTICLE III or in any certificate delivered pursuant to Section 6.2(e) of this Agreement.
“Adjustment Holdback Amount” means $1,000,000.
“Adjustment Time” means 11:59 p.m., U.S. Eastern Time, on the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Applicable Privacy and Security Laws” means all applicable Laws and guidance issued by a Governmental Authority concerning the privacy or security of Personal Information or other confidential data, and all regulations promulgated and guidance issued by Governmental Authorities thereunder.
“Arlington Fees” means all accrued and unpaid fees and expenses payable to Arlington Capital II, L.P. as of the Closing Date (including as a result of the consummation of the Transaction) pursuant to the Management Services Agreement.
“Business Day” means any day of the year other than a Saturday, Sunday or any other day on which national banking institutions are authorized or obligated to close under the federal Laws of the United States.
“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of (i) all cash and (ii) all cash equivalents (including deposits, amounts held in escrow, marketable securities and short term investments) of the Group Companies, in each case, determined in accordance with GAAP as of a specified time. Cash and Cash Equivalents shall (i) be reduced by issued but uncleared checks and drafts of the Group Companies, and (ii) be increased by inbound checks and drafts deposited for the account of the Group Companies, in each case as of such time.
“Closing Cash” means the aggregate amount of all Cash and Cash Equivalents of the Group Companies as of the Adjustment Time.
“Closing Date Indebtedness” means all Indebtedness of the Group Companies as of the Adjustment Time.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercial-Off-The-Shelf Software” means software that was obtained from a third party on general commercial terms widely and readily available for purchase by the general public on such commercial terms, and was licensed on a non-exclusive basis for fixed payments of less than $50,000 in the aggregate or annual payments of less than $50,000 per year.
“Common Stock” means the common stock of the Company, par value $0.001.
“Company EBITDA” means, for any period of determination with respect to the Group Companies on a consolidated basis, earnings before interest, taxes, depreciation and amortization for the applicable fiscal period of the Company calculated in accordance with GAAP, provided that, in making such determination: (a) the following shall not be treated as an expense: (i) any intercompany management fees, costs, expenses or interest, other than cost reimbursement for out-of-pocket expenses incurred in connection with Group Companies’ customer service or business development, charged to the Group Companies by Parent or its Affiliates, (ii) any fees and expenses incurred by the Group Companies in connection with the transactions contemplated hereby, (iii) fees and expenses of outside auditors, accountants or financial personnel incurred in connection with the preparation of the Closing Statement and EBITDA Statements or the performance of any related audit thereof, (iv) any dividends or distributions made by the Company to its stockholder(s) or other equityholder(s), (v) any transaction expenses incurred in connection with any potential or contemplated acquisition by the Group Companies, (vi) any expense incurred by the Group Companies related to the unsuccessful enforcement by the Group Companies or Parent of this Agreement or the other Transaction Agreements against Sellers, (vii) in the event the employment of any Seller by the Group Companies is terminated and an individual is hired to replace such Seller, any severance expenses payable to such Seller, and, following the hiring of such Seller’s replacement, expenses incurred in connection with locating such a replacement (including recruiting fees and sign on bonuses), (viii) any non-cash charges (other than any such non-cash item to the extent it represents an accrual of, or reserve for, anticipated cash expenditures in any future period), (ix) any extraordinary or non-recurring expenses, losses write-offs or charges, (x) (A) any costs (including fees and expenses) incurred to the extent actually reimbursed by a third party, (B) any costs incurred with respect to liability, casualty events or business interruption, to the extent covered by insurance, and (C) the amount of any non-recurring restructuring charge or reserve, integration cost, or other non-recurring business optimization expense or cost, (xi) any non-cash mark-to-market losses relating to any hedging arrangements, (xii) any net losses from discontinued or disposed operations, and (xiii) any purchase accounting adjustments; (b) any equity securities, or securities convertible into or exchangeable for, at any time, equity securities, received by the Group Companies in lieu of cash as fees for services (and any dividends, distributions or appreciation of such securities) shall be treated as income; (c) no proceeds from nor any dividends or refunds with respect to, nor any increases in the cash surrender value of any life insurance or disability policy under which any Group Company is the named beneficiary or otherwise entitled to recovery, shall be included in income, and the premium expense related thereto shall be excluded as an expense; (d) the reversal or other reduction of any accrued liability or reserve shall be charged to the calendar year during which such liability was accrued or such reserve was established; and (e) the one-time effect of changes in accounting principles shall be excluded.
“Company Material Adverse Effect” means any change, circumstance, condition, effect, event, occurrence, result or state of facts that is, individually or in the aggregate, materially adverse to the business, assets, properties, financial condition or results of operations of the Group Companies, taken as a whole; provided that no event, change, occurrence, circumstance or effect (by itself or taken together with any and all other events, changes, occurrences, circumstances or effects) that results from or arises out of or is related to any of the following shall constitute or be deemed to contribute to a “Company Material Adverse Effect”, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world; (iii) changes in political conditions in the United States or any other country or region in the world, acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events, in each case in the United States or any other country or region in the world; (iv) changes affecting the industry generally in which the Group Companies operate; (v) the announcement of this Agreement, the pendency of the Transaction or any investigation or challenge to the Transaction, or the consummation of the Transaction (including the loss of any employees, suppliers, customers, advertisers, assets or property interests resulting from the identity of Parent or Merger Sub); (vi) the taking of any action required or contemplated by this Agreement or undertaken with Parent’s consent pursuant to the terms of this Agreement, or the failure to take any action prohibited by this Agreement or to which Parent refused to provide consent pursuant to the terms of this Agreement; (vii) changes in Law or other legal or regulatory conditions (or the interpretation thereof); (viii) changes in GAAP or other accounting standards (or the interpretation thereof); (ix) any failure, in and of itself, by the Group Companies to meet internal or external projections or forecasts or revenue or earnings predictions (provided that the cause or basis for the Company or its Subsidiaries failing to meet such projections or forecasts or revenue or earnings predictions may be considered in determining the existence of a Company Material Adverse Effect unless such cause or basis is otherwise excluded by this definition); or (x) any failure of Parent to obtain any waiver or consent from any Person required in connection with this Agreement.
“Company Stockholder Agreement” means that certain Amended and Restated Stockholders Agreement of the Company, dated August 14, 2015, by and among, the Company and the stockholders of the Company signatories thereto, as amended, restated or otherwise modified from time to time.
“Contract” means any written agreement, contract, indenture, note, mortgage bond, lease or license.
“Data Room” means the electronic documentation site established by Spurrier Capital Partners on behalf of the Company.
“Environmental Laws” means as enacted and in effect on or prior to the Closing Date, any applicable Law relating to (i) pollution or exposure to Hazardous Materials, (ii) the protection, preservation, or restoration of the environment, including laws relating to exposures to, or emissions, discharges, releases, or threatened releases of Hazardous Materials into ambient air, surface water, ground water, or land surface or subsurface strata, or (iii) the treatment, storage, transport, handling, or disposal of any Hazardous Materials. “Environmental Laws” include the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), 42 U.S.C. §§ 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq., and the Federal

Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq., in each case as amended, and any other federal, state, or local Laws relating to any of the foregoing.
“Equitable Principles” means (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws, in each case, affecting creditors’ rights and remedies generally, and (ii) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
“Equity Incentive Plan” means the MP Holdings Parent, Inc. Equity Incentive Plan dated as of May 9, 2011, as amended, restated or otherwise modified to date, or any other equity incentive plan or arrangement adopted or approved by the board of directors of the Company, and any award agreements issued pursuant thereto, in each case, as amended from time to time, and any successor equity incentive plans thereto.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any corporation or trade or business under common control with the Company as determined under Sections 414(b), (c), (m), or (o) of the Code.
“Fully Diluted Shares” means the sum of all shares of Common Stock, including Vested Restricted Stock but excluding Unvested Restricted Stock, issued and outstanding immediately prior to the Effective Time.
“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.
“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to a Contract with a Governmental Authority, including a prime contractor or a higher tier subcontractor to the United States government or any foreign government, for the design, manufacture or sale of products or the provision of services by the Company or any of its Subsidiaries.
“Government Contract” means any Contract that (i) is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority, on the other hand, or (ii) is entered into by the Company or any of its Subsidiaries as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Authority.
“Governmental Antitrust Authority” shall mean any Governmental Authority with regulatory jurisdiction over any consent required for the consummation of the Transaction, under the HSR Act or under Other Competition Laws.
“Governmental Authority” means any government or governmental, judicial, administrative or regulatory body thereof, or political subdivision thereof, whether domestic, foreign, federal, state, provincial or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private), but excluding, in each case (except for purposes of the definitions of “Governmental Contract” and Section 3.14), Governmental Authorities in their capacities as customers of the Company or its Subsidiaries.
“Group Companies” means (i) prior to the Closing, the Company and the Operating Subsidiaries and (ii) from and after the Closing, the Surviving Company and the Operating Subsidiaries.
“Hazardous Materials” means any substances, wastes or materials that are listed, regulated or defined as hazardous, toxic, pollutants, or contaminants under any Environmental Law, including petroleum or petroleum by-products, lead, or polychlorinated biphenyls.
“Holdback Amounts” means the Adjustment Holdback Amount and the Special Holdback Amount.
“HSR Act” shall mean the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” of any Person means, without duplication, (i) the outstanding principal amount of and accrued and unpaid interest of (A) indebtedness of such Person or its Subsidiaries for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person or its Subsidiaries is responsible or liable; (ii) all obligations of such Person or its Subsidiaries issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and other current liabilities arising in the Ordinary Course of Business); (iii)  capitalized lease obligations of such Person or its Subsidiaries; (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons for the payment of which such Person or its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor or surety; and (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons secured by any Lien on any property or asset of such Person or its Subsidiaries; provided, however, that Indebtedness shall not include (1) any amounts taken into account in the calculation of the Working Capital as of the Adjustment Time or Transaction Expenses, (2) any undrawn letter of credit or similar instrument or (3) any long-term or short-term deferred revenue and customer deposits.
“Industrial Security Manual” means the National Industrial Security Program Operating Manual (NISPOM) for Safeguarding Classified Information and all supplements thereto published by the United States Department of Defense (DoD 52220.22-M) prescribing the specific requirements, restrictions, and other safeguards necessary in the interest of national security for the safeguarding of classified information.
“Intellectual Property” means any and all of the following in the United States and foreign countries: (i) patents, patent disclosures, patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications, and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications; (ii) trademarks, service marks, trade dress, corporate names, fictitious business names, logos, and slogans (and all translations, adaptations, derivations, and combinations of the foregoing), together with all goodwill associated with each of the foregoing; (iii) Internet domain names; (iv) original works of authorship in any medium of expression, whether or not published, copyrights and copyrightable works; (v) registrations and applications for any of the foregoing; (vi) trade secrets, confidential information, technical data, know-how, and inventions; (vii) Software and Technology; and (viii) all rights to sue at law or in equity and recover and retain damages, costs and attorneys’ fees for past, present and future infringement and any other rights relating to any of the foregoing, including the right to receive all proceeds therefrom (including without limitation license fees, royalties, income, payments, claims, damages, and proceeds of a suit in any country).
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, with respect to the Company, the actual knowledge (without independent inquiry) of Dan Smith, Kris Collo, Growson Edwards and Michael Cerniglia.
“Law” means all foreign, federal, state, provincial and local laws statutes, codes, ordinances, rules, regulations, resolutions, and Orders.
“Leases” means any lease, license, sublease, sublicense, franchise, easement or other Contract pursuant to which a Person has the right to use any real, personal or intangible property. When used as a verb, the word “Lease” or “Leased” (or words having correlative meanings) means to lease, license, sublease, sublicense, obtain a franchise, acquire an easement or otherwise use any real, personal or intangible property.
“Legal Proceeding” means any judicial, administrative or arbitral action, suit, claim, review or other proceeding, whether public or private, by or before a Governmental Authority or arbiter.
“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust or other security interest or similar restriction.
“Management Services Agreement” means that certain Professional Services Agreement, dated as of May 9, 2011, by and among the Company (as successor in interest to Indigo Holding Company, Inc., a Delaware corporation) and Arlington Capital II, L.P., as amended.
“Net EBITDA” means (i) the Company EBITDA for a particular period less (ii) capitalized software development costs of the Group Companies for the same period. For illustrative purposes, Exhibit D sets forth the calculation of Net EBITDA for the twelve (12)-month period ended December 31, 2018.
“Order” means any order, injunction, judgment, decree, determination, ruling, writ, assessment or arbitration or other award of a Governmental Authority.
“Ordinary Course of Business” means the ordinary and usual course of business of the Group Companies consistent with past practices.

“Organizational Documents” means, with respect to a particular Person (other than a natural person), the certificate/articles of formation/incorporation/organization, bylaws, partnership agreement, limited liability company agreement, trust agreement or other similar organizational document or agreement, as applicable, of such Person.
“Other Competition Laws” shall mean all Laws (other than the HSR Act) intended to prohibit, restrict or regulate actions having an anti-competitive effect or purpose, including competition, restraint of trade, anti-monopolization, merger control or antitrust Laws.
“Other Seller Payments” means any additional cash amounts (without interest) payable from time to time to the Sellers pursuant to Section 1.10(e), Section 1.15, Section 9.5(b) and Section 10.13(b) or any other funds payable to the Sellers hereunder after the Closing Date.
“Parent Closing Date Transaction” means any transactions or elections, including Tax elections, made on the Closing Date, after the Closing, by the Group Companies that are outside the Ordinary Course of Business.
“Parent Material Adverse Effect” means any event, change, occurrence, circumstance or effect that, when taken individually or together with all other adverse events, changes, occurrences, circumstances or effects, would, or is reasonably expected to, prevent or materially delay, Parent or its Affiliates from consummating the Transaction or performing its obligations under this Agreement.
“Per Share Merger Consideration” means an amount per share of Common Stock (including Vested Restricted Stock but excluding Unvested Restricted Stock) equal to (i) the Merger Consideration divided by (ii) the Fully Diluted Shares.
“Per Share Portion” means the quotient (expressed as a percentage) of (i) one (1), divided by (ii) the Fully Diluted Shares.
“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Authority.
“Permitted Liens” means (i) all Liens disclosed in policies of title insurance and/or recorded in public records; (ii) Liens for Taxes, assessments or other governmental charges not yet due and payable or not yet delinquent (or which may be paid without interest or penalties) or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business or the amount or validity of which is being contested in good faith by appropriate proceedings; (iv) pledges, deposits or other Liens to the performance of bids, trade contracts (other than for borrowed money), Leases or statutory obligations (including, workers’ compensation, unemployment insurance or other social security legislation, but excluding Liens for Taxes); (v) zoning, entitlement and other land use or Environmental Laws by any Governmental Authority; (vi) survey exceptions and matters as to the Leased Real Property which would be disclosed by an accurate survey or inspection of such real property and which do not materially impair the current occupancy or current use of such Leased Real Property; (vii) any Lien affecting the fee interest of any Leased Real Property; (viii) title of a lessor under a capital or operating Lease; (ix) any Liens discharged or released at or in connection with Closing; and (x) such other imperfections in title, charges, easements, restrictions and encumbrances which do not or would not have, individually or in the aggregate, a Company Material Adverse Effect.
“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.
“Personal Information” means any information that identifies, or in combination with other information may identify, an individual, including name, address, telephone number, health information, social security number, driver’s license number, government-issued identification number, financial account number, or log-in information.
“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date, and (ii) with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date.
“Preferred Stock” means the preferred stock of the Company, par value $0.001 per share.
“Pro Rata Share” means, with respect to each Seller, a percentage obtained by dividing (i) the aggregate number of shares of Common Stock, including Vested Restricted Stock but excluding Unvested Restricted Stock, held by such Person immediately prior to the Effective Time, by (ii) the total number of Fully Diluted Shares outstanding immediately prior to the Effective Time. The respective Pro Rata Shares of the Sellers are set forth in Exhibit C and shall be subject to update for any vesting occurring between the date of this Agreement and the Effective Time.
“Requisite Stockholder Approval” means, pursuant to Section 251 of the DGCL, the affirmative vote or written consent of the stockholders of the Company holding a majority of the outstanding shares of capital stock of the Company entitled to vote on the approval of this Agreement and transactions contemplated hereby, including the Merger.
“Restricted Stock” means each issued and outstanding share of Common Stock that is subject to restrictions under the Equity Incentive Plan and Restricted Stock Award Agreement(s) with the Company.
“Restricted Stock Award Agreement” means a restricted stock award agreement between any Person and the Company or its predecessor entered into pursuant to the Equity Incentive Plan.
“Schedules” means the Company Disclosure Schedule and/or the Parent Disclosure Schedule, as the case may be.
“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” means, collectively, as of immediately prior to the Effective Time, each holder of Common Stock and Vested Restricted Stock.
“Software” means , any and all (a) computer programs, including any and all software implementations of algorithms, models, and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts, and other work product used to design, plan, organize, and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing, but excluding Commercial-Off-The-Shelf Software.
“Special Holdback Amount” means $650,000.
“Stock Certificate” means a certificate formerly representing any shares of Common Stock.
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other equity interests is owned, directly or indirectly, by another Person.
“Surrendered Certificate(s)” means one or more Stock Certificates surrendered in accordance with this Agreement or, if any Stock Certificate has been lost, stolen or destroyed, compliance with Section 1.13(b) with respect to such applicable shares.
“Tax” or “Taxes” (or “Taxable” where the context requires) means any and all U.S. federal, state, local, or non-U.S. net or gross income, gross receipts, net proceeds, built-in gains, sales, use, transfer, ad valorem, value added, franchise, margins, withholding, payroll, employment, excise, real property, personal property, deed, stamp, alternative or add-on minimum, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, disability. capital, premium, recapture, environmental (including taxes under Section 59A of the Code), customs, duties, net worth, registration, business license fees, estimated and other taxes, fees, assessments, or charges, whether disputed or not, of any kind whatsoever together with any interest, penalties, additions to tax or additional amounts with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, document or information return or statement or attachment thereto, and including any amendment thereof required to be filed with a Governmental Authority in respect of any Taxes.
“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, other than any in the form of Software.
“Transaction(s)” means the transactions contemplated by this Agreement and the other Transaction Agreements.
“Transaction Agreements” means this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to which Parent, Merger Sub or the Company is a party or to be executed by Parent, Merger Sub or the Company in connection with the consummation of the Transaction.
“Transaction Expenses” means, without duplication and only to the extent not paid prior to Closing, the collective amount of all (i) out-of-pocket costs and expenses incurred by the Group Companies in connection with the Transaction payable by the Group Companies to outside legal counsel, accountants, advisors, brokers and other third parties, including, without limitation, the Arlington Fees, (ii) Change of Control Payments (other than those arising from actions of Parent taken after the Closing) that are due to any current or former employee, officer or director of the Group Companies directly as a result of the consummation of the Transaction pursuant to any Contract entered into by any Group Company prior to the Closing, (iii) the aggregate Unvested Restricted Stock Refund Payments, and any employment or other withholding Taxes related to the foregoing, and (iv) accrued, but unpaid premiums for any “tail” director and officer insurance policies obtained pursuant to Section 5.9(b); provided, however, that Transaction Expenses shall not include (1) any amounts taken into account in the calculation of the Closing Date Indebtedness or (2) any prepayment penalties, redemption premiums, call premiums, make-whole payments or similar fees, costs, expenses and/or penalties incurred in relation to the payment of any Indebtedness.
“Transfer Taxes” means any and all sales, use, value-added, transfer, real property transfer, recording, documentary, stamp, registration, stock transfer and other similar Taxes or fees; provided, however, under no circumstance shall the term “Transfer Taxes” include income taxes, capital gains taxes, margins taxes, gross receipts taxes or similar taxes imposed upon Sellers.
“Unvested Restricted Stock” means each share of Restricted Stock that remains unvested as of the Effective Time.
“Unvested Restricted Stock Refund Payment” means the amount payable upon the consummation of the Merger to each holder of Unvested Restricted Stock pursuant to the Restricted Stock Award Agreement entered into by and between such holder and the Company.
“Vested Restricted Stock” means each share of vested Restricted Stock and each share of Restricted Stock that vests after the date of this Agreement and immediately prior to the Effective Time in accordance with the terms of the Equity Incentive Plan and the applicable Restricted Stock Award Agreements.
“Working Capital” means, with respect to the Group Companies, on a consolidated basis, (i) current assets of the Group Companies (including Closing Cash), as of the Adjustment

Time, that are included in the line item categories of current assets specifically identified on Exhibit B, reduced by (ii) those current liabilities of the Group Companies, as of the Adjustment Time, that are included in the line item categories of current liabilities specifically identified on Exhibit B, reduced by (iii) Closing Date Indebtedness, in each case, without duplication, and as determined in a manner strictly consistent with the Accounting Rules. Notwithstanding anything to the contrary contained herein, in no event shall “Working Capital” include any amounts with respect to (A) any fees, expenses or liabilities related to any financing by Parent and its Affiliates of the Transaction, (B) any intercompany accounts and transactions between or among the Group Companies, (C) any Transaction Expenses, (D) any liabilities of the Group Companies or any of their respective Affiliates which are being discharged, terminated or cancelled pursuant to Section 1.9, or (E) any prepayment penalties, redemption premiums, call premiums, make-whole payments or similar fees, costs, expenses and/or penalties incurred in relation to the repayment of any Indebtedness, which are being paid in connection with payment of the Closing Date Indebtedness pursuant to Section 1.9 or which have been waived. For purposes of this definition, including the calculation of current assets and current liabilities, the Parties shall disregard any adjustments arising from purchase accounting or otherwise arising out of the Transaction.
“Working Capital Target” means Zero dollars ($0).
(b)    Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Access Limitations	Section 5.2(a)
Additional Merger Consideration Payment	Section 1.15(b)
Agreed Principles	Section 11.1(a)
Agreement	Preamble
Alternative Transasction	Section 5.3(a)
Balance Sheet	Section 3.5(a)(ii)
Balance Sheet Date	Section 3.5(a)(ii)
Benefit Plan(s)	Section 3.17(a)
Business Systems	Section 3.19(b)
Certificate of Merger	Section 2.2
Change of Control Payments	Section 3.18(e)
Claim	Section 10.13(a)
Closing	Section 2.1
Closing Date Balance Sheet	Section 1.10(c)
Closing Date	Section 2.1
Closing Date Merger Consideration	Section 1.10(c)
Closing Payment	Section 1.9
Closing Statement	Section 1.10(c)
Company	Preamble
Company Budget	1.15(c)
Company Disclosure Schedule	ARTICLE III

Company Financial Statements	Section 3.5(a)
Company Software	Section 3.16(c)
Confidentiality Agreement	Section 5.6
Delaware Courts	Section 10.3
Deductible	Section 9.4(a)
DGCL	Recitals
Dispute Notice	Section 1.10(d)(i)
Disputed Items	Section 1.10(d)(i)
Dissenting Shares	Section 1.6(d)
D&O Indemnifiable Claim	Section 5.9(a)
D&O Indemnified Person	Section 5.9(a)
EBITDA Statement	Section 1.15(a)
Effective Time	Section 2.2
Employee Sellers	Section 5.11
Employment Agreement	Section 5.12(a)
Environmental Permits	Section 3.12(a)(ii)
Estimated Closing Consideration	Section 1.9(a)
Estimated Merger Consideration	Section 1.10(a)
Exclusivity Period	Section 5.3
Final Closing Date Merger Consideration	Section 1.10(e)
FTC	Section 5.4(b)
Fundamental Representations	Section 9.1
Governmental Approval	Section 3.3(b)
Historical Principles	Section 11.1(a)
Insurance Policies	Section 3.22
Increase Amount	Section 1.10(e)(i)
Indemnified Party	Section 9.2(b)
Indemnitor	Section 9.3(a)
Key Employees	Section 5.12(a)
Lease(d)	Section 11.1(a)
Leased Real Property	Section 3.11(b)
Letter of Transmittal	Section 1.13
Licensed Intellectual Property	Section 3.16(e)
Loss	Section 9.2(a)
Material Contracts	Section 3.13(a)
Material Government Contracts	Section 3.14(a)
Measurement Period	Section 1.15(a)
Merger	Recitals
Merger Consideration	Section 1.8
Merger Sub	Preamble
Non-U.S. Benefit Plan	Section 3.17(b)
Notice of Claim	Section 9.3(a)

Operating Subsidiaries	Section 3.4(b)
Owned Intellectual Property	Section 3.16(a)
Parent	Preamble
Parent Disclosure Schedule	ARTICLE IV
Parent Tax Claim	Section 8.5
Parent Tax Return	Section 8.3(c)
Parties	Preamble
Party	Preamble
Paying Agent	Section 1.9(a)
Paying Agent Agreement	Section 2.4(b)
Potential Liabilty	Section 9.2(a)
Pre-Closing Statement	Section 1.10
Purchaser Indemnitee	Section 9.2(a)
Qualified Plan	Section 3.17(h)
Real Property Lease	Section 3.11(b)
Referred Disputed Items	Section 1.10(d)(ii)
Related Party	Section 3.21
Representative	Preamble
Representative Actions	Section 10.13(a)
Representative Expense Fund Amount	Section 1.9(b)
Resolution Date	Section 9.5(b)
Resolved Amount	Section 9.5(b)
Restrictive Covenant Agreement	Section 5.11
Scheduled IP	Section 3.16(b)
Seller Indemnitee	Section 9.2(b)
Seller Loan Balance	Section 1.7(a)
Seller Tax Claim	Section 8.5
Seller Tax Return	Section 8.3(b)
Single Employer Plan	Section 3.17(d)
Surviving Company	Recitals
Tax Claim	Section 8.5
Termination Date	Section 7.1(a)(iii)
Third Party Claim	Section 9.3(b)

11.2    Certain Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
(a)    Time of the Essence; Calculation of Time Periods. Time is of the essence for each and every provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(b)    Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP, and if the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
(c)    Dollars. Any reference in this Agreement to “$” or dollars shall mean U.S. dollars.
(d)    Exhibits/Schedules/Construction. The Exhibits and Schedules to this Agreement are an integral part of this Agreement and are hereby incorporated herein and made a part hereof as if set forth herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. If a subject matter is addressed in more than one representation and warranty in this Agreement, each of Parent and Merger Sub shall be entitled to rely only on the most specific representation and warranty addressing such matter. Any disclosure set forth in one section of the Schedules shall apply to (i) the representations and warranties or covenants contained in the Section of this Agreement to which it corresponds in number, (ii) any representation and warranty or covenant to which it is referred by cross reference, and (iii) any other representation or warranty or covenant to the extent it is reasonably apparent from the wording of such disclosure that such disclosure is applicable to such representation or warranty or covenant.
(e)    Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
(f)    Headings. The provision of the Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article,” “Section” or other subdivision are to the corresponding Article, Section or other subdivision of this Agreement unless otherwise specified.
(g)    Herein. The words such as “herein,” “hereinafter,” “hereof,” “hereunder” and “hereto” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
(h)    Including. The word “including” or any variation thereof mean “including, without limitation” and, if “without limitation” or the equivalent thereof are not present, shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(i)    Or. The term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.”

(j)    Made Available. An item shall be considered “made available” to a Party hereto, to the extent such phrase appears in this Agreement, only if such item has been provided in writing (including via electronic mail) to such Party or its representatives or posted by the Company or its representatives in the Data Room.
(k)    Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statements, or (iii) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.
(l)    Days. The term “day” refers to a calendar day unless expressly identified as a Business Day.
(m)    Material. As used in this Agreement, unless the context would require otherwise, the term “material” and the concept of the “material” nature of an effect upon the Group Companies or their business shall be measured relative to the Group Companies, taken as a whole, as their business is currently being conducted. There have been included in the Company Disclosure Schedule or the Parent Disclosure Schedule and may be included elsewhere in this Agreement items which are not “material” within the meaning of the immediately preceding sentence for informational purposes and in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an agreement by the Parties that such items are “material” or to further define the meaning of such term for purposes of this Agreement.
(n)    Joint Negotiation and Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PARENT: TYLER TECHNOLOGIES, INC. By:_________________________________ Name: Title: MERGER SUB: TMP SUBSIDIARY, INC. By:_________________________________ Name: Title:

THE COMPANY: MP HOLDINGS PARENT, INC. By: ___________________________________ Name: Title:

REPRESENTATIVE: ARLINGTON CAPITAL PARTNERS II, L.P. By: Arlington Capital Group II, LLC, its general partner By: ___________________________________ Name: Title:

Exhibit A

Surviving Company Certificate of Incorporation

(See attached.)

Exhibit B

Sample Working Capital and Agreed Principles

Agreed Principles

The Pre-Closing Statement and the Closing Statement shall be prepared on a consolidated basis as of the Adjustment Time (except as otherwise expressly set forth in the Agreement) using the usual year end close-the-books processes of the Company. The Pre Closing Statement and the Closing Statement shall be prepared in accordance with the Accounting Rules, subject to adjustments provided for in this Exhibit B.  A reconciliation between working capital prepared under Historical Principles and Working Capital prepared pursuant to the Accounting Rules will be included in the Pre-Closing Statement and the Post-Closing Statement. Adjustments will be made to eliminate the cost of investment in any Subsidiaries and to reconcile and eliminate any balances owed between Subsidiaries.

In preparing the Pre-Closing Statement and the Closing Statement, no item shall be included more than once.

The Pre-Closing Statement and the Closing Statement will be prepared in USD. Assets and liabilities in the Pre-Closing Statement and the Closing Statement denominated in a currency other than USD shall be converted into USD at the USD spot rate of exchange applicable to such other currency as quoted by The Wall Street Journal at or about the Adjustment Time on the Closing Date.

There should be no change in (i) the classification to a current liability of any particular liability that has not been previously categorized as a current liability, (ii) the classification to a long-term liability of any particular liability that has not been previously categorized as a long-term liability, (iii) the classification to a long-term asset of any particular asset that has not been previously categorized as a long-term asset, or (iv) the classification to a current asset of any particular asset that has not been previously categorized as a current asset, in each case, other than a change resulting solely from the passage of time.

The Deferred revenue adjustment should be equal to 50% of the deferred revenue balance as of the relevant date.

The following is an illustrative example of the Working Capital calculation utilizing the amounts for the corresponding line items set forth in the September 30, 2018, consolidated balance sheet of the Company. The following example is for illustrative purposes only and the Working Capital calculation remains subject to the terms and conditions of this Agreement.

(See attached.)

Exhibit C

Pro Rata Share

(See attached.)

Exhibit D

Net EBITDA Example

(See attached.)

94